Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Financial Editors:
    Rogers Reports Strong First Quarter 2007 Financial and Operating
    Results

    - Consolidated Revenue Grows 15.8% to $2.3 Billion and Consolidated
    Operating Profit Increases 34.3% to $798 Million;

    Wireless Postpaid ARPU Grows 8.7% Year-Over-Year, Postpaid Churn Falls
    to under 1.2% and Postpaid Subscriber Net Additions Grow 5.5%, while
    Quarterly Net Additions of Basic Cable, Digital Cable, High-Speed
    Internet and Cable Telephony Subscribers all Increase versus First
    Quarter 2006;

    TORONTO, May 1 /CNW/ - Rogers Communications Inc. today announced its consolidated financial and operating results for the three months ended
March 31, 2007.

    Financial highlights are as follows:

    <<
    -------------------------------------------------------------------------
                                                Three months ended March 31,
    (In millions of dollars, except            ------------------------------
     per share amounts)                           2007      2006      % Chg
    -------------------------------------------------------------------------

    Operating revenue(1)                        $  2,298  $  1,984      15.8
    Operating profit(2)                              798       594      34.3
    Net income                                       170        13       n/m
    Net income per share:
      Basic                                     $   0.27  $   0.02       n/m
      Diluted                                       0.26      0.02       n/m
    -------------------------------------------------------------------------
    (1)  Certain prior year amounts related to equipment sales and cost of equipment sales have been reclassified. Refer to the section entitled "Reclassification of Wireless Equipment Sales and Cost of
         Sales" in our 2006 Annual MD&A for further details.
    (2)  Operating profit should not be considered as a substitute or alternative for operating income or net income, in each case determined in accordance with generally accepted accounting principles ("GAAP"). See the "Reconciliation of Operating Profit to
         Net Income for the Period" section for a reconciliation of operating profit to operating income and net income under GAAP and the "Key
         Performance Indicators and Non-GAAP Measures" section.
    n/m: not meaningful

    Highlights of the first quarter of 2007 include the following:

    -   Operating revenue increased 15.8% for the quarter, with all three of our operating units delivering solid double digit growth.

    -   Strong subscriber growth continued at Wireless, with quarterly net postpaid additions of 94,500 compared to 89,600 in the first quarter of 2006.

    -   Wireless postpaid subscriber monthly churn was 1.17% versus 1.47% in the first quarter of 2006, while postpaid monthly ARPU (average revenue per user) increased 8.7% year-over-year to $67.64. The ARPU increase reflects a 45.9% lift in data revenues, which represented
        12.3% of total wireless network revenue in the quarter.

    -   Cable Operations ended the quarter with more than 440,000 residential voice-over-cable telephony subscriber lines, with net additions of
        74,600 cable telephony subscriber lines for the quarter (of which approximately 18,400 were migrations from the circuit-switched platform). The combined number of local telephony lines on both the cable telephony and circuit-switched platforms from Rogers Home Phone and Rogers Business Solutions reached 982,100.

    -   Digital cable households increased by 69,600 in the quarter to reach a total of 1,203,600, while residential high-speed Internet subscribers grew by 42,100 in the quarter to a total of 1,338,700.

    -   Wireless number portability ("WNP") was introduced in Canada on
        March 14, 2007 and consumers in Canada have been able to change carriers while keeping their cellular phone number since that date.
        Rogers' processes and systems were well-prepared for this complicated transition and we are committed to assuring that WNP is a seamless experience for customers in this new and more open wireless marketplace.

    -   Wireless launched the Rogers VISION suite of services on its new High
        Speed Downlink Packet Access ("HSDPA") 3G wireless network, the fastest wireless network in Canada, including the first wireless video calling service in North America. This powerful 3G technology significantly improves data download speeds on wireless devices, providing a user experience similar to broadband hi-speed wireline services.

    -   Wireless announced that it would turn down its earlier generation
        TDMA and analogue networks effective May 31, 2007 and move the remaining customers on these networks onto its advanced GSM network.
        The program has been successful to date, with the majority of subscribers already having chosen to transition to Rogers' more advanced GSM service, enabling them to enjoy the benefits of being on
        Canada's most reliable network.

    -   Introduced the 'My Home Connections' plan that lets Rogers Home Phone
        ("RHP") customers make Canadian long distance calls from their home phone to any RHP, Wireless, or Fido number, at no additional charge, and also the 'My Home Circle' program, which expands the Wireless local calling circle for couples and families to now also include their RHP number.

    -   Repaid $450 million aggregate principal amount of Cable and Telecom's
        7.60% Senior Secured Second Priority Notes due 2007 at maturity during the quarter and issued a notice to redeem all of Wireless'
        US$550 million principal amount of Floating Rate Senior Secured Notes due 2010 on May 3, 2007 at the stipulated redemption price of 102%
        plus accrued interest to the date of redemption.

    -   Achieved investment grade credit status following the upgrade of
        Rogers' corporate debt ratings by credit rating agencies Fitch and
        Moody's during the quarter, followed by a similar upgrade to investment grade by Standard & Poor's in April 2007.

    -   On April 9, 2007, Media announced its plans to acquire ten Canadian conventional and specialty television services from CTVglobemedia
        Inc., subject to various regulatory approvals, in an all cash transaction valued at $138 million. Media also closed its previously announced acquisition of five Alberta radio stations during the quarter.
    >>

    "This was another solid quarter across the board for Rogers and a strong start to 2007 both operationally and financially," said Ted Rogers, President and CEO of Rogers Communications Inc. "While many challenges lie ahead in the coming quarters, we are well on track to deliver another year of strong growth in both revenues and operating profit. Our focus as 2007 unfolds remains disciplined execution of our strategy of profitable growth while continuing to deploy innovative products and services to add value to our customers' lives."

    MANAGEMENT'S DISCUSSION AND ANALYSIS
    FOR THE THREE MONTHS ENDED MARCH 31, 2007

    This management's discussion and analysis ("MD&A") should be read in conjunction with our 2006 Annual MD&A and our 2006 Annual Audited Consolidated
Financial Statements and Notes thereto. The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles ("GAAP") for interim financial statements and is expressed in Canadian dollars. Please refer to Note 26 to our 2006 Annual
Audited Consolidated Financial Statements for a summary of the differences between Canadian GAAP and United States ("U.S.") GAAP for the year ended
December 31, 2006. This MD&A is current as of May 1, 2007.
    In this MD&A, the terms "we", "us", "our", and "the Company" refer to
Rogers Communications Inc. and our subsidiaries, which are reported in the following segments:

    <<
        -  "Wireless", which refers to our wholly owned subsidiary Rogers
           Wireless Communications Inc. and its subsidiaries, including
           Rogers Wireless Inc. ("RWI") and its subsidiaries;

        -  "Cable and Telecom", which refers to our wholly owned subsidiary
           Rogers Cable Inc. and its subsidiaries. In January 2007, we completed a previously announced internal reorganization whereby the Cable and Internet and Rogers Home Phone segments were combined into one segment known as Cable Operations. As a result, beginning with the results for the three months ended March 31,
           2007, the Cable and Telecom operating segment is comprised of the following segments: Cable Operations, Rogers Business Solutions and Rogers Retail. Comparative figures have been reclassified to reflect this new segmented reporting;

        -  "Media", which refers to our wholly owned subsidiary Rogers Media
           Inc. and its subsidiaries including Rogers Broadcasting, which owns Rogers Sportsnet, Radio stations, OMNI television, The
           Biography Channel Canada, G4TechTV Canada and The Shopping
           Channel; Rogers Publishing; and Rogers Sports Entertainment, which owns the Toronto Blue Jays and the Rogers Centre. In addition,
           Media holds ownership interests in entities involved in specialty
           TV content, TV production and broadcast sales.

    "RCI" refers to the legal entity Rogers Communications Inc. excluding our subsidiaries.
    Throughout this MD&A, percentage changes are calculated using numbers rounded to the decimal to which they appear.

    SUMMARIZED CONSOLIDATED FINANCIAL RESULTS

    -------------------------------------------------------------------------
                                                Three months ended March 31,
    (In millions of dollars, except            ------------------------------
     per share amounts)                           2007      2006      % Chg
    -------------------------------------------------------------------------
    Operating revenue
      Wireless (1)                              $  1,231  $  1,005      22.5

      Cable and Telecom
        Cable Operations                             620       543      14.2
        Rogers Business Solutions                    145       149      (2.7)
        Rogers Retail                                 91        81      12.3
        Corporate items and eliminations              (1)       (1)        -
                                               ------------------------------
                                                     855       772      10.8
      Media                                          266       240      10.8
      Corporate items and eliminations               (54)      (33)     63.6
                                               ------------------------------
    Total                                          2,298     1,984      15.8

    Operating profit, after integration and
     Rogers Retail store closure expenses(2)
      Wireless(1)                                    578       405      42.7

      Cable and Telecom
        Cable Operations                             231       201      14.9
        Rogers Business Solutions                     (7)       13       n/m
        Rogers Retail                                  1         1         -
        Integration costs                             (1)       (3)    (66.7)
                                               ------------------------------
                                                     224       212       5.7
      Media                                           17        13      30.8
      Corporate items and eliminations               (21)      (36)    (41.7)
                                               ------------------------------
    Total                                            798       594      34.3
                                               ------------------------------

    Other income and expense, net(3)                 628       581       8.1
                                               ------------------------------
    Net income                                  $    170  $     13       n/m
                                               ------------------------------

    Net income per share(5):
      Basic                                     $   0.27  $   0.02       n/m
      Diluted                                       0.26      0.02       n/m

    Additions to PP&E(2)
      Wireless                                  $    232  $    115     101.7

      Cable and Telecom
        Cable Operations                             125       103      21.4
        Rogers Business Solutions                     23         8     187.5
        Rogers Retail                                  3         1     200.0
                                               ------------------------------
                                                     151       112      34.8
      Media                                            7         9     (22.2)
      Corporate(4)                                     4       104     (96.2)
                                               ------------------------------
    Total                                       $    394  $    340      15.9
                                               ------------------------------
    -------------------------------------------------------------------------
    (1) Certain prior year amounts related to equipment sales and cost of equipment sales have been reclassified. Refer to the section entitled
        "Reclassification of Wireless Equipment Sales and Cost of Sales" in
        our 2006 Annual MD&A for further details.
    (2) As defined. See the "Key Performance Indicators and Non-GAAP
        Measures" section. Operating profit includes Rogers Retail store closure expenses of $5 million for the three months ended March 31,
        2006.
    (3) See the "Reconciliation of Operating Profit to Net Income for the
        Period" section for details of these amounts.

    (4) Corporate additions to PP&E for the three months ended March 31, 2006 includes $100 million for RCI's purchase of real estate in Brampton,
        Ontario.
    (5) Certain prior year amounts have been reclassified to conform to the current year presentation.
    >>

    For discussions of the results of operations of each of these segments, refer to the respective segment sections of this MD&A.

    Reconciliation of Operating Profit to Net Income for the Period

    The items listed below represent the consolidated income and expense amounts that are required to reconcile operating profit to the net income for the period as defined under Canadian GAAP. For details of these amounts on a segment-by-segment basis and for an understanding of intersegment eliminations on consolidation, the following section should be read in conjunction with
Note 2 to the Interim Consolidated Financial Statements entitled "Segmented
Information".

    <<
    -------------------------------------------------------------------------
                                                Three months ended March 31,
                                               ------------------------------
    (In millions of dollars)                      2007      2006      % Chg
    -------------------------------------------------------------------------

    Operating profit(1)                         $    798  $    594      34.3
    Depreciation and amortization                   (400)     (386)      3.6
                                               ------------------------------
    Operating income                                 398       208      91.3
    Interest expense on long-term debt              (149)     (161)     (7.5)
    Foreign exchange gain (loss)                      10        (4)      n/m
    Change in the fair value of derivative
     instruments                                      (4)        3       n/m
    Other income                                       1         2     (50.0)
    Income tax expense                               (86)      (35)    145.7
                                               ------------------------------
    Net income                                  $    170  $     13       n/m
                                               ------------------------------
    -------------------------------------------------------------------------
    (1) As defined. See the "Key Performance Indicators and Non-GAAP
        Measures" section.
    >>

    Depreciation and Amortization Expense

    The increases in depreciation and amortization expense for the three months ended March 31, 2007 as compared to the corresponding period in 2006 primarily reflect an increase in additions to property, plant and equipment.

    Operating Income

    The growth in our consolidated operating income for the three months ended March 31, 2007 as compared to the corresponding period in 2006 results from the higher operating profit across all of our operating units. See the section entitled "Operating Unit Review" for a detailed discussion of operating unit results.

    Interest on Long-Term Debt

    The $12 million reduction in interest expense to $149 million for the three months ended March 31, 2007 compared to the corresponding period in 2006 is primarily due to the decrease in debt as at March 31, 2007, compared to
March 31, 2006, of $614 million, including the impact of cross-currency interest rate exchange agreements. This decrease in debt was largely the result of the repayment at maturity in February 2007 of Cable and Telecom's
$450 million 7.60% Senior Secured Second Priority Notes, the repayment in
June 2006 of Wireless' $160 million 10.5% Senior Secured Notes and Wireless'
July 2006 repayment of a mortgage in the amount of $22 million.

    Foreign Exchange Gain (Loss)

    During the three months ended March 31, 2007, the Canadian dollar strengthened by 1.24 cents versus the U.S. dollar. This resulted in a foreign exchange gain of $10 million during the three months ended March 31, 2007 related to U.S. dollar-denominated long-term debt not hedged for accounting purposes. During the corresponding period of 2006 we incurred a foreign exchange loss of $4 million related to long-term debt not hedged for accounting purposes given a 0.29 cent decrease in the Canadian dollar in this period.

    Change in Fair Value of Derivative Instruments

    The changes in fair value of the derivative instruments in the three months ended March 31, 2007 were primarily the result of the changes in the
Canadian dollar relative to that of the U.S. dollar as described above and the resulting change in fair value of our cross-currency interest rate exchange agreements not accounted for as hedges.

    Income Taxes

    Our effective tax rate for the three months ended March 31, 2007 was
33.6%. The effective tax rate was less than the 2007 statutory tax rate of
35.8% due primarily to realized capital gains, only 50% of which are subject to income tax. The effective tax rate for the three months ended March 31,
2006 was 72.9%. The effective rate was greater than the 2006 statutory rate of
36.1% due primarily to an increase in the valuation allowance recorded in respect of non-capital losses generated during the period.
    We recorded net future income tax expense for the three months ended
March 31, 2007 of $86 million. Future income tax expense resulted primarily from the utilization of non-capital loss carryforwards, the benefit of which had previously been recognized.
    In 2000, we received a $241 million payment (the "Termination Payment")
from Le Group Videotron Ltee ("Videotron") in respect of the termination of a merger agreement between us and Videotron. The Canada Revenue Agency ("CRA")
disagreed with our tax filing position in respect of the Termination Payment and in May 2006, issued a Notice of Reassessment which would result in additional income tax and related interest of approximately $62 million. RCI and the CRA signed a settlement agreement later in 2006 with respect to this matter. Under the terms of the settlement agreement, the income tax losses carried forward were to be reduced by $67 million. Accordingly, a future income tax charge of $25 million was recorded in 2006. In April 2007, a dispute arose with the CRA regarding the implementation of the settlement agreement. We are currently in discussions with the CRA regarding this matter and no adjustments to the previously recorded amounts have been reflected in the unaudited interim consolidated financial statements at March 31, 2007.

    Net Income and Earnings Per Share

    As a result of the changes discussed above, we recorded net income of
$170 million for the three months ended March 31, 2007 or basic earnings per share of $0.27 (diluted - $0.26), compared to net income of $13 million or basic and diluted earnings per share of $0.02 in the corresponding period in
2006.

    OPERATING UNIT REVIEW

    WIRELESS
    --------
    Summarized Wireless Financial Results

    <<
    -------------------------------------------------------------------------
                                                Three months ended March 31,
                                               ------------------------------
    (In millions of dollars, except margin)       2007      2006      % Chg
    -------------------------------------------------------------------------

    Operating revenue
      Postpaid                                  $  1,104  $    907      21.7
      Prepaid                                         61        47      29.8
      One-way messaging                                4         3      33.3
                                               ------------------------------
      Network revenue                              1,169       957      22.2

      Equipment sales(1)                              62        48      29.2
                                               ------------------------------
    Total operating revenue                        1,231     1,005      22.5
                                               ------------------------------

    Operating expenses
      Cost of equipment sales(1)                     144       148      (2.7)
      Sales and marketing expenses                   140       128       9.4
      Operating, general and administrative
       expenses                                      369       324      13.9
                                               ------------------------------
    Total operating expenses                         653       600       8.8

                                               ------------------------------
    Operating profit(2)(3)                      $    578  $    405      42.7
                                               ------------------------------

    Operating profit margin as % of
     network revenue(3)                            49.4%     42.3%

    Additions to property, plant and equipment
     ("PP&E")(2)(3)                             $    232  $    115     101.7

    -------------------------------------------------------------------------
    (1) Certain prior year amounts related to equipment sales and cost of equipment sales have been reclassified. Refer to the section entitled
        "Reclassification of Wireless Equipment Sales and Cost of Sales" in
        our 2006 Annual MD&A for further details.
    (2) Operating profit includes a loss of $7 million and $3 million related to the Inukshuk wireless broadband initiative for the three months ended March 31, 2007 and 2006, respectively.
    (3) As defined. See the "Key Performance Indicators and Non-GAAP
        Measures" and "Supplementary Information" sections.

    Summarized Wireless Subscriber Results

    -------------------------------------------------------------------------
    (Subscriber statistics in              Three months ended March 31,
     thousands, except ARPU,         ----------------------------------------
     churn and usage)                   2007      2006       Chg      % Chg
    -------------------------------------------------------------------------

    Postpaid

      Gross additions                    285.2     303.6     (18.4)     (6.1)
      Net additions                       94.5      89.6       4.9       5.5
      Total postpaid retail
       subscribers                     5,492.7   4,907.8     584.9      11.9
      Average monthly revenue per
       user ("ARPU")(1)               $  67.64  $  62.20  $   5.44       8.7
      Average monthly usage (minutes)      534       521        13       2.5
      Monthly churn                      1.17%     1.47%    (0.30%)    (20.4)
    Prepaid
      Gross additions                    144.2     126.5      17.7      14.0
      Net losses                          (8.7)    (40.9)     32.2     (78.7)
      Total prepaid retail
       subscribers                     1,371.4   1,308.9      62.5       4.8
      ARPU(1)                         $  14.76  $  11.68  $   3.08      26.4
      Monthly churn                      3.69%     4.18%    (0.49%)    (11.7)
    -------------------------------------------------------------------------
    (1) As defined. See the "Key Performance Indicators and Non-GAAP
        Measures" section. As calculated in the "Supplementary Information"
        section.
    >>

    Wireless Network Revenue

    The increases in network revenue for the three months ended March 31,
2007 compared to the prior year period was driven by the continued growth of
Wireless' postpaid subscriber base and improvements in postpaid average monthly revenue per user ("ARPU"). The year-over-year increase in postpaid
ARPU reflects the impact of higher data revenue.
    Wireless' success in the continued reduction in postpaid churn largely reflects proactive and targeted customer retention activities as well as the increased network density and coverage quality resulting from the completion of the integration of the Fido GSM network in mid-2005. Prepaid churn and net losses have improved over 2006 due to marketing changes and investments in retention programs.
    Prepaid revenue increased significantly as a result of increased ARPU.
This year-over-year improvement is a result of recent changes in Wireless'
prepaid offering, including unlimited evenings and weekend plans and increased data usage.
    During the three months ended March 31, 2007, wireless data revenue increased by 45.9% over the corresponding period in 2006 and totalled
$144 million. This increase in data revenue reflects the continued rapid growth of text and multimedia messaging services, wireless Internet access,
BlackBerry devices, downloadable ring tones, music and games, and other wireless data services and applications. For the first quarter of 2007, data revenue represented approximately 12.3% of total network revenue compared to
10.3% in the corresponding period last year.

    Wireless Equipment Sales

    The year-over-year increase in revenue from equipment sales, including activation fees and net of equipment subsidies, reflects the increased volume of handset upgrades associated with subscriber retention programs combined with the generally higher prices of handsets and devices.

    Wireless Operating Expenses

    <<
    -------------------------------------------------------------------------
                                                Three months ended March 31,
    (In millions of dollars, except per        ------------------------------
     subscriber statistics)                       2007      2006      % Chg
    -------------------------------------------------------------------------

    Operating expenses
      Cost of equipment sales(1)                $    144  $    148      (2.7)
      Sales and marketing expenses                   140       128       9.4
      Operating, general and administrative
       expenses                                      369       324      13.9
                                               ------------------------------
    Total operating expenses                         653       600       8.8

    Average monthly operating expense per
     subscriber before sales and marketing
     expenses(2)                                $  20.33  $  19.62       3.6

    Sales and marketing costs per gross
     subscriber addition(2)                     $    386  $    410      (5.9)
    -------------------------------------------------------------------------
    (1) Certain prior year amounts related to equipment sales and cost of equipment sales have been reclassified. Refer to the section entitled
        "Reclassification of Wireless Equipment Sales and Cost of Sales" in
        our 2006 Annual MD&A for further details.
    (2) As defined. See the "Key Performance Indicator and Non-GAAP Measures"
        section. As calculated in the "Supplementary Information" section.
    >>

    Cost of equipment sales remained relatively unchanged for the three months ended March 31, 2007 compared to the corresponding period of the prior year. This is a result of slightly lower gross additions and handset subsidies offset by higher retention activity.
    The increase in sales and marketing expenses for the three months ended
March 31, 2007 compared to the corresponding period of the prior year was primarily related to marketing efforts targeted at acquiring higher postpaid value customers on longer term contracts, as well as marketing related to the
Rogers VISION suite of services including the unveiling of wireless video calling that turns a mobile handset into a webcam for face-to-face calling.
Wireless is the first and only wireless carrier in North America to offer video calling. The Rogers VISION suite of services operates on Rogers' new
High Speed Downlink Packet Access ("HSDPA") network, the fastest wireless network in Canada. This powerful 3G technology significantly improves download speeds on wireless devices, providing a user experience similar to broadband hi-speed wireline services.
    The increased operating, general and administrative expenses were primarily due to increases in retention spending, and costs to support data and roaming services, partially offset by savings related to operating and scale efficiencies across various functions.
    Total retention spending, including subsidies on handset upgrades, has increased to $99 million in the three months ended March 31, 2007 compared to
$78 million in the corresponding period of the prior year due to a larger subscriber base which resulted in higher volumes of handset upgrades.
Retention spending also increased due to the transition of customers to
Wireless' more advanced GSM service from our older generation TDMA and analog networks which will be turned down in May 2007. Retention spending, on both an absolute and a per subscriber basis, is expected to grow as wireless market penetration in Canada deepens. (See the section entitled "Caution Regarding
Forward-Looking Statements" below.)
    The increase in average monthly operating expense per subscriber, excluding sales and marketing expenses is primarily due to the increase in retention spending, and costs to support data and roaming services.

    Wireless Operating Profit

    The strong year-over-year growth in operating profit was the result of the significant growth in network revenue. As a result, Wireless' operating profit margins increased to 49.4% for the three months ended March 31, 2007 compared to 42.3% in the corresponding period in 2006.

    The operating loss related to the fixed wireless initiative, which includes the Inukshuk joint venture, and our internal spending on the initiative, is included in Wireless' operating profit. During the three months ended March 31, 2007, the fixed wireless initiative recorded an operating loss of $7 million, compared to an operating loss of $3 million for the three months ended March 31, 2006.

    Wireless Additions to Property, Plant and Equipment

    Wireless additions to property, plant and equipment ("PP&E") are classified into the following categories:

    <<
    -------------------------------------------------------------------------
                                                Three months ended March 31,
                                               ------------------------------
    (In millions of dollars)                      2007      2006      % Chg
    -------------------------------------------------------------------------

    Additions to PP&E
      Network - capacity                        $     41  $     38       7.9
      Network - other                                 16         7     128.6
      HSDPA                                          149        16       n/m
      Information and technology and other            21        17      23.5
      Inukshuk                                         5        37     (86.5)
                                               ------------------------------
    Total additions to PP&E                          232       115     101.7
    -------------------------------------------------------------------------
    >>

    The $232 million of additions to PP&E for the three months ended
March 31, 2007 reflect spending on network capacity and technology enhancements. The year-over-year increase in additions to PP&E relates primarily to the deployment of Wireless' next generation HSDPA network to major markets in Ontario, Quebec, B.C and Alberta.
    Other network-related additions to PP&E in the three months ended
March 31, 2007 primarily reflect capacity expansion of the GSM/GPRS network, and technical upgrade projects, consisting primarily of new cell site build and operational support systems. Other additions to PP&E reflect information technology initiatives such as office system upgrades and other facilities and equipment.
    Additions to PP&E during the three months ended March 31, 2007 also include $5 million of expenditures related to the Inukshuk wireless broadband initiative. This significant reduction from $37 million in the corresponding period of the prior year is a result of start-up costs incurred in 2006 for new systems to deploy infrastructure in the largest Canadian geographic markets.

    CABLE AND TELECOM
    -----------------
    Reorganization of Cable and Telecom Group

    Effective January 2007, the Rogers Retail segment acquired the assets of approximately 170 Wireless retail locations. The combined operations are reported in the Rogers Retail segment.
    In January 2007, we completed a previously announced internal reorganization whereby the Cable and Internet and Rogers Home Phone segments were combined into one segment known as Cable Operations. As a result, beginning with the results for the three months ended March 31, 2007, the
Cable and Telecom operating segment is comprised of the following segments:
Cable Operations, Rogers Business Solutions and Rogers Retail. Comparative
figures have been reclassified to reflect this new segmented reporting.

    <<

    Summarized Cable and Telecom Financial Results
    -------------------------------------------------------------------------
                                                Three months ended March 31,
                                               ------------------------------
    (In millions of dollars, except margin)       2007      2006(5)   % Chg
    -------------------------------------------------------------------------

    Operating revenue
      Cable Operations                          $    620  $    543      14.2
      Rogers Business Solutions                      145       149      (2.7)
      Rogers Retail                                   91        81      12.3
      Intercompany eliminations                       (1)       (1)        -
                                               ------------------------------
    Total operating revenue                          855       772      10.8

    Operating profit(1)
      Cable Operations(2)                            231       201      14.9
      Rogers Business Solutions                       (7)       13       n/m
      Rogers Retail(3)                                 1         1         -
      Integration costs(4)                            (1)       (3)    (66.7)
                                               ------------------------------
    Total operating profit                           224       212       5.7

    Operating profit margin(1)
      Cable Operations(2)                          37.3%     37.0%
      Rogers Business Solutions                    (4.8%)     8.7%
      Rogers Retail(3)                              1.1%      1.2%

    Additions to PP&E(1)
      Cable Operations(2)                            125       103      21.4
      Rogers Business Solutions                       23         8     187.5
      Rogers Retail                                    3         1     200.0
                                               ------------------------------
    Total additions to PP&E                          151       112      34.8
    -------------------------------------------------------------------------
    (1) As defined. See the "Key Performance Indicators and Non-GAAP
        Measures" and "Supplementary Information" sections.
    (2) Cable Operations segment includes Core Cable services, Internet services and Rogers Home Phone services.
    (3) Rogers Retail operating expenses for the three months ended March 31,
        2006 include a charge of $5 million related to the closure of 21 stores.
    (4) Costs incurred relate to the integration of the operations of Call-
        Net Enterprises Inc.
    (5) Certain prior year amounts have been reclassified to conform to the current year presentation.

    Total operating revenue for the three months ended March 31, 2007 increased $83 million or 10.8% from the corresponding period in 2006, and total operating profit for the three months ended March 31, 2007 increased $12 million, or 5.7%, to $224 million from the corresponding period last year. See the following segment discussions for a detailed discussion of operating results.

    CABLE OPERATIONS

    Summarized Financial Results

    -------------------------------------------------------------------------
                                                Three months ended March 31,
                                               ------------------------------
    (In millions of dollars, except margin)       2007      2006(2)    % Chg
    -------------------------------------------------------------------------

    Operating revenue
      Core Cable                                $    373  $    342       9.1
      Internet                                       143       122      17.2
      Rogers Home Phone                              104        79      31.6
                                               ------------------------------
    Total Cable Operations operating revenue         620       543      14.2

    Operating expenses
      Sales and marketing expenses                    61        47      29.8
      Operating, general and
       administrative expenses                       328       295      11.2
                                               ------------------------------
    Total Cable Operations operating expenses        389       342      13.7

                                               ------------------------------
    Cable Operations operating profit(1)             231       201      14.9

    Cable Operations operating
     profit margin(1)                              37.3%     37.0%

    -------------------------------------------------------------------------
    (1) As defined. See the "Key Performance Indicators and Non-GAAP
        Measures" and "Supplementary Information" sections.
    (2) Certain prior year amounts have been reclassified to conform with the current year presentation.

    Summarized Subscriber Results
    -------------------------------------------------------------------------
                                                Three months ended March 31,
    (Subscriber statistics                     ------------------------------
    in thousands, except ARPU)                      2007      2006       Chg
    -------------------------------------------------------------------------
    Cable homes passed                           3,493.6   3,403.8      89.8

    Basic Cable
      Net additions (losses)                         0.9      (3.6)      4.5
      Total Basic Cable subscribers              2,278.0   2,260.2      17.8
      Core Cable ARPU(1)                        $  54.56  $  50.47  $   4.09

    Internet
      Net additions                                 42.1      40.3       1.8
      Total internet subscribers
       (residential)                             1,338.7   1,176.5     162.2
      Internet ARPU(1)                          $  35.75  $  34.77  $   0.98

    Digital
      Terminals, net additions                     119.6      83.1      36.5
      Terminals in service                       1,617.0   1,222.7     394.3
      Households, net additions                     69.6      50.0      19.6
      Households                                 1,203.6     963.3     240.3

    Cable telephony subscriber lines
      Net additions(2)                              74.6      48.7      25.9
      Total Cable telephony subscriber lines       440.5      96.7     343.8

    Circuit-switched subscriber lines
      Net additions (losses and migrations)(2)     (16.3)     11.4     (27.7)
      Total Circuit-switched subscriber lines      333.1     402.0     (68.9)

    Total Rogers Home Phone subscriber lines
      Net additions                                 58.3      60.1      (1.8)

      Total Rogers Home subscriber lines           773.6     498.7     274.9

    Revenue generating units(3)
      Net additions                                170.9     146.8      24.1
      Total revenue generating units             5,593.9   4,898.7     695.2

    -------------------------------------------------------------------------
    (1) As defined. See the "Key Performance Indicators and Non-GAAP
        Measures" and "Supplementary Information" sections.
    (2) Includes approximately 18,400 migrations from circuit-switched to cable telephony for the three months ended March 31, 2007.
    (3) Revenue generating units (RGUs) are comprised of basic cable subscribers, digital cable households, residential high-speed cable
        Internet subscribers and residential telephony subscribers.
    >>

    Core Cable Revenue

    The increases in Core Cable revenue for the three months ended March 31,
2007 reflect price increases, the growth in basic subscribers and the growing penetration of our digital products. The price increases on service offerings, effective March 2006 and March 2007, contributed to Core Cable revenue growth by approximately $14 million for the three months ended March 31, 2007. The remaining increase in revenue of approximately $17 million for the three months ended March 31, 2007 is primarily related to the impact of the growth in basic and digital subscribers.
    The digital subscriber base has grown by 24.9% from the corresponding period of 2006. This represents a 52.8% penetration of basic cable customers.
Strong demand for high definition and personal video recorder digital equipment combined with Cable & Telecom's Personal TV marketing campaign were contributors to the growth in Cable & Telecom's digital subscriber base of
69,600 households in the three months ended March 31, 2007.

    Internet (Residential) Revenue

    The increase in Internet revenues for the three months ended March 31,
2007 from the corresponding period in 2006 primarily reflects the 13.8% year-
over-year increase in the number of Internet subscribers and certain price increases for Cable & Telecom's Internet offerings. The price increases on
Cable & Telecom's Internet offerings, effective March 2006 and March 2007, contributed to the Internet revenue growth by approximately $8 million for the three months ended March 31, 2007. The remaining increase in revenue of approximately $13 million for the three months ended March 31, 2007 is largely the result of the impact of the growth in subscribers. The average monthly revenue per Internet subscriber has increased in the quarter compared to the corresponding period in 2006 given the price increases and partially offset with the change in product mix to more Lite and Ultra-Lite subscribers.
    With the Internet subscriber base now at approximately 1.3 million,
Internet penetration is 58.8% of basic cable households, and 38.3% of homes passed by our cable networks.

    Rogers Home Phone Revenue

    The growth in Rogers Home Phone revenue for the three months ended March
31, 2007 compared to the corresponding period in 2006 is mainly a result of incremental revenues from Rogers Home Phone voice-over-cable telephony service, which added almost 75,000 net new lines in the three month period ended March 31, 2007. Partially offsetting the increase in voice-over-cable telephony lines is a decline in the number of circuit-switched local lines of
16,300 for the three months ended March 31, 2007. During the quarter, there were 18,400 migrations from circuit-switched lines to cable telephony lines within Cable & Telecom's cable territory.
    The overall net growth in the Rogers Home Phone subscriber base contributed to incremental local service revenues of approximately $26 million for the three months ended March 31, 2007 over the corresponding period in
2006.
    The growth of the Rogers Home Phone service revenue was partially offset by a decline of approximately $3 million in long distance revenues for the three months ended March 31, 2007 compared to the corresponding period in
2006, reflecting ongoing declines in long distance only customers, pricing and usage.

    Cable Operations Operating Expenses

    The increase in Cable Operations sales and marketing expenses of $14 million for the three months ended March 31, 2007 compared to the corresponding period of 2006 reflects the significant growth and expansion of the cable telephony service as well as the timing of promotional activities.
The increases in operating, general and administrative costs for the three months ended March 31, 2007 compared to the corresponding period of 2006 were driven by the increases in digital cable, Internet and Rogers Home Phone subscriber bases, resulting in higher costs associated with programming content, customer care, technical service, network operations and administration associated with the support of the larger subscriber bases.

    Cable Operations Operating Profit

    The Cable Operations operating profit for the three months ended
March 31, 2007 increased by 14.9% from the corresponding period in 2006, reflecting the growth in revenue which outpaced the growth in operating expenses.

    <<
    ROGERS BUSINESS SOLUTIONS

    Summarized Financial Results

    -------------------------------------------------------------------------
                                                 Three months ended March 31,
                                                 ----------------------------
    (In millions of dollars, except margin)         2007      2006     % Chg
    -------------------------------------------------------------------------
    Rogers Business Solutions operating revenue   $  145    $  149      (2.7)

    Operating expenses
      Sales and marketing expenses                    21        16      31.3
      Operating, general and administrative
       expenses                                      131       120       9.2
                                                 ----------------------------
    Total Rogers Business Solutions operating
     expenses                                        152       136      11.8
                                                 ----------------------------

    Rogers Business Solutions operating profit(1)     (7)       13       n/m

    Rogers Business Solutions operating
     profit margin(1)                              (4.8%)     8.7%
    -------------------------------------------------------------------------
    (1)  As defined. See the "Key Performance Indicators and Non-GAAP
         Measures" and "Supplementary Information" sections.

    Summarized Subscriber Results

    -------------------------------------------------------------------------
                                                Three months ended March 31,

                                               ------------------------------
    (Subscriber statistics in thousands)            2007      2006       Chg
    -------------------------------------------------------------------------
    Local line equivalents(1)
      Net additions                                  3.6       7.9      (4.3)
      Total local line equivalents                 208.5     179.5      29.0

    Broadband data circuits(2)
      Net additions                                  0.7       1.9      (1.2)
      Total broadband data circuits(3)              31.7      23.4       8.3
    -------------------------------------------------------------------------
    (1) Local line equivalents include individual voice lines plus Primary
        Rate Interfaces ("PRIs") at a factor of 23 voice lines each.
    (2) Broadband data circuits are those customer locations accessed by data networking technologies including DOCSIS, DSL, E10/100/1000, OC 3/12 and DS 1/3.
    (3) Certain prior year amounts have been reclassified to conform to the current year presentation.
    >>

    Rogers Business Solutions Revenue

    The decrease in Rogers Business Solutions revenues reflects a decline in long distance and data revenues partially offset with growth in local service revenue. During the three months ended March 31, 2007, long distance and data revenues (including hardware sales) declined by $5 million and $3 million, respectively, compared to the corresponding period of 2006. Local service revenue grew by $4 million during the three months ended March 31, 2007 compared to the corresponding period of 2006.
    Rogers Business Solutions ended the quarter with 208,500 local line equivalents and 31,700 broadband data circuits in service at March 31, 2007, representing year-over-year growth rates of 16.2% and 35.5%, respectively. Net additions for both local and data for this quarter were not as strong as the corresponding period of 2006 due to higher disconnects.
    The decrease in long distance revenue resulted from the decline in the average revenue per minute by 7.3% this quarter versus the same period last year. Total minutes were relatively consistent versus the same period last year, however a higher mix of North American minutes versus international minutes resulted in a decrease in long distance revenue. The increase in minutes resulting from the sale of long distance minutes to Wireless and the increase in minutes sold to retail customers was offset by a decline in minutes sold to wholesale customers. The decline in the data revenue is a result of the decline in hardware sales compared to the corresponding quarter in 2006.

    Rogers Business Solutions Expenses

    Carrier charges, which are included in operating, general and administrative expenses, increased by $2 million for the three months ended
March 31, 2007. Carrier charges represent approximately 59.0% of revenue in the three months ended March 31, 2007, compared to 56.6% of revenue in the corresponding period of 2006.
    Sales and marketing expenses increased by $5 million in the current period compared to the same period last year due to current year initiatives targeting the small and medium business markets.
    The increase in other operating, general and administrative expenses of
$11 million for the three months ended March 31, 2007 compared to same period last year are a result of the severance of certain executives in the quarter related to the realignment of Rogers Business Solutions within the Cable organization, increased support costs related to assets acquired from Bell/GT in December 2006 and an increase in overall network maintenance costs.

    Rogers Business Solutions Operating Profit

    Given the decline in revenue and the increase in costs, Rogers Business
Solutions operating loss was $7 million for the three months ended March 31,
2007, compared to an operating profit of $13 million in the corresponding period of 2006.

    <<
    ROGERS RETAIL

    Summarized Financial Results

    -------------------------------------------------------------------------
                                                Three months ended March 31,
                                               ------------------------------
    (In millions of dollars, except margin)         2007      2006     % Chg
    -------------------------------------------------------------------------

    Rogers Retail operating revenue             $     91  $     81      12.3

    Operating expenses
      Cost of sales                             $     42  $     38      10.5
      Sales and marketing expenses                    43        31      38.7
      Operating, general and administrative
       expenses(1)                                     5        11     (54.5)
                                               ------------------------------
    Total Rogers Retail operating expenses            90        80      12.5

                                               ------------------------------
    Rogers Retail operating profit(2)                  1         1         -

    Rogers Retail operating profit margin(2)        1.1%       1.2%
    -------------------------------------------------------------------------
    (1) Operating, general and administrative expenses for the three months ended March 31, 2006 include $5 million of costs related to the closure of 21 stores.
    (2) As defined. See the "Key Performance Indicators and Non-GAAP
        Measures" and "Supplementary Information" sections.
    >>

    Rogers Retail Revenue

    In January 2007, Rogers Retail acquired approximately 170 Wireless-owned retail locations. This segment provides our customers with a direct retail channel featuring all of our wireless and cable products and services.
    The increase in Rogers Retail revenue of $10 million for the three months ended March 31, 2007 compared to the same period in 2006 was the result of the acquisition of 170 Wireless-owned retail stores in January 2007 partially offset by a decline in video rental and sales revenues of $1 million resulting from lower transactions and customer visits.

    Rogers Retail Operating Profit

    The Rogers Retail operating profit of $1 million in the current period is consistent with the corresponding period in 2006 as increased revenue was offset by higher sales and marketing expenses.

    CABLE AND TELECOM ADDITIONS TO PP&E

    The nature of the cable television business is such that the construction, rebuild and expansion of a cable system are highly capital-
intensive. The Cable Operations segment categorizes its additions to property, plant and equipment ("PP&E") according to a standardized set of reporting categories that were developed and agreed to by the U.S. cable television industry and which facilitate comparisons of additions to PP&E between different cable companies. Under these industry definitions, Cable Operations additions to PP&E are classified into the following five categories:

    <<
    -   Customer premises equipment ("CPE"), which includes the equipment for digital set-top terminals, Internet modems and the associated installation costs;
    -   Scalable infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements, including many of the costs to-date of the cable telephony initiative;
    -   Line extensions, which includes network costs to enter new service areas;
    -   Upgrade and rebuild, which includes the costs to modify or replace existing coaxial cable, fibre-optic equipment and network
        electronics; and
    -   Support capital, which includes the costs associated with the purchase, replacement or enhancement of non-network assets.

    Summarized Cable and Telecom PP&E Additions

    -------------------------------------------------------------------------
                                                Three months ended March 31,
                                               ------------------------------
    (In millions of dollars)                        2007    2006(3)    % Chg
    -------------------------------------------------------------------------

    Additions to PP&E
      Customer premise equipment                $     66  $     52      26.9
      Scaleable infrastructure                        22        17      29.4
      Line extensions                                 13        16     (18.8)
      Upgrades and rebuild                             4         1       n/m
      Support capital                                 20        17      17.6
                                               ------------------------------
    Total Cable Operations(1)                        125       103      21.4
    Rogers Business Solutions(2)                      23         8     187.5
    Rogers Retail stores                               3         1     200.0
                                               ------------------------------
                                                     151       112      34.8
    -------------------------------------------------------------------------
    (1) Included in Cable Operations PP&E additions is integration expenses related to the integration of Call-Net of $2 million and $5 million for the three months ended March 31, 2006 and 2007, respectively.
    (2) Included in Rogers Business Solutions PP&E additions is integration expenses related to the integration of Call-Net of $1 million and
        $1 million for the three months ended March 31, 2006 and 2007, respectively.
    (3) Certain prior year amounts have been reclassified to conform with the current year presentation.

    The increase in Cable Operations PP&E additions is primarily attributable to higher spending on customer premises equipment related to higher subscriber additions on voice-over-cable telephony service and the increase in digital boxes placed into service this quarter over the corresponding period last year. The increase in the Rogers Business Solutions additions to PP&E is mainly due to increased spending for network capacity.

    MEDIA
    -----

    Summarized Media Financial Results
    -------------------------------------------------------------------------
                                                Three months ended March 31,

                                               ------------------------------
    (In millions of dollars, except margin)         2007      2006     % Chg
    -------------------------------------------------------------------------

    Operating revenue                           $    266  $    240      10.8

    Operating expenses                               249       227       9.7

                                               ------------------------------
    Operating profit                            $     17  $     13      30.8

    Operating profit margin(1)                      6.4%      5.4%

    Additions to property,
     plant and equipment(1)                     $      7  $      9     (22.2)
    -------------------------------------------------------------------------
    (1) As defined. See the "Key Performance Indicators and Non-GAAP
        Measures" section.
    >>

    Media Revenue

    The increase in Media revenue for the three months ended March 31, 2007 over the corresponding period in 2006 reflects growth across all of Media's divisions as well as the impact of new initiatives. Publishing revenue was positively impacted by the launch of Chocolat and the Canadian edition of
Hello! in the third quarter of 2006. Revenues also increased due to the acquisition of five new radio stations in Alberta in January 2007 and a higher subscriber base at Sportsnet. The Shopping Channel continued to generate increased consumer demand for products. Sports Entertainment revenue grew through higher spring training revenue and more events at the Rogers Centre.
The consolidation of the Biography Channel and G4TechTV as a result of increased ownership in the second quarter of 2006 also contributed to the increase in revenue.

    Media Operating Expenses

    The increase in Media operating expenses for the three months ended
March 31, 2007 compared to the corresponding period in 2006 is primarily due to costs associated with the launch of new magazines in the third quarter of
2006, the five new radio stations and the consolidation of the Biography
Channel and G4TechTV. Cost increases were partially offset by lower general and administrative costs across all divisions.

    Media Operating Profit

    The changes discussed above drove the year-over-year increase in Media's operating profit for the three months ended March 31, 2007 from the corresponding period in 2006, as well as the corresponding increase in operating margins.

    Media Additions to PP&E

    The majority of Media's PP&E additions in the three months ended
March 31, 2007 reflect renovations and enhancements to the Rogers Centre and building improvements related to the planned relocation of Rogers Sportsnet.

    CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

    Operations

    For the three months ended March 31, 2007, cash generated from operations before changes in non-cash operating items, which is calculated by removing the effect of all non-cash items from net income, increased to $683 million from $460 million in the corresponding period of 2006. The $223 million increase is primarily the result of a $204 million increase in operating profit and a $12 million decrease in interest expense.
    Taking into account the changes in non-cash working capital items for the three months ended March 31, 2007, cash generated from operations was
$415 million, compared to $547 million in the corresponding period of 2006.
    The cash flow generated from operations of $415 million, together with
$522 million aggregate net advances drawn under our bank credit facilities and the receipt of $14 million from the issuance of Class B Non-Voting shares under the exercise of employee stock options, resulted in total net funds of approximately $951 million raised in the three months ended March 31, 2007.
    Net funds used during the three months ended March 31, 2007 totalled approximately $1,009 million, the details of which include the following:

    <<
    -   additions to PP&E of $482 million, including $88 million of related changes in non-cash working capital;
    -   the repayment at maturity of Cable and Telecom's $450 million Senior
        Secured Second Priority Notes due 2007 in February;
    -   the payment of quarterly dividends of $25 million on our Class A
        Voting and Class B Non-Voting shares;
    -   other net acquisitions and investments of $37 million, including the acquisition of five radio stations in Alberta;
    -   additions to program rights of $14 million; and
    -   the net repayment of $1 million of capital leases.
    >>

    Taking into account the cash deficiency of $19 million at the beginning of the period and the fund uses described above, the cash deficiency at
March 31, 2007 was $77 million.

    Financing

    Our long-term debt instruments are described in Note 15 to the 2006
Annual Audited Consolidated Financial Statements and Note 6 to the Unaudited
Interim Consolidated Financial Statements for the three months ended March 31,
2007.
    As mentioned above, during the three months ended March 31, 2007, an aggregate $451 million debt was repaid, comprised of $450 million aggregate principal amount at maturity of Cable and Telecom's 7.60% Senior Secured
Second Priority Notes due 2007 and $1 million net repayment of capital leases.
In addition, during the three months ended March 31, 2007, $522 million aggregate net advances were drawn down under our bank credit facilities. On
April 3, 2007, Wireless issued a notice to redeem, on May 3, 2007, all of its
US$550 million Floating Rate Senior Secured Notes due 2010 at the stipulated redemption price of 102% plus accrued interest to the date of redemption.

    Credit Ratings Upgrades

    In February 2007, Fitch Ratings increased the issuer default ratings for
RCI, Wireless and Cable and Telecom to BBB- (from BB) and increased the senior secured debt ratings for Wireless and Cable and Telecom to BBB- (from BB+), while the senior subordinated debt rating for Wireless was affirmed at BB.
    In March 2007, Moody's Investors Service upgraded the senior secured debt ratings for Wireless and Cable and Telecom to Baa3 (from Ba1) and upgraded the senior subordinated debt rating of Wireless to Ba1 (from Ba2).
    In April 2007, Standard & Poor's Ratings Services raised its long term corporate credit ratings for RCI, Wireless and Cable and Telecom to BBB- (from
BB+), raised the senior secured debt ratings for Wireless and Cable and
Telecom to BBB- (from BB+) and raised the senior subordinated debt rating for
Wireless to BB+ (from BB-).
    As a result, the senior secured debt of Wireless and Cable and Telecom is now rated investment grade by each of Fitch, Moody's and Standard & Poor's.

    Interest Rate and Foreign Exchange Management

    Economic Hedge Analysis

    For the purposes of our discussion on the hedged portion of long-term debt, we have used non-GAAP measures in that we include all cross-currency interest rate exchange agreements (whether or not they qualify as hedges for accounting purposes) since all such agreements are used for risk-management purposes only and are designated as a hedge of specific debt instruments for economic purposes. As a result, the Canadian dollar equivalent of U.S. dollar-
denominated long-term debt reflects the contracted foreign exchange rate for all of our cross-currency interest rate exchange agreements regardless of qualifications for accounting purposes as a hedge.
    During the three months ended March 31, 2007, there was no change in our
U.S. dollar-denominated debt or in our cross-currency interest rate exchange agreements. On March 31, 2007 the amount of our U.S. dollar-denominated debt hedged on an economic basis was 91.4% and on an accounting basis was 85.6%.

    <<
    -------------------------------------------------------------------------
    (In millions of dollars,                        March 31,    December 31,
     except percentages)                                2007            2006
    -------------------------------------------------------------------------

    U.S. dollar-denominated long-term debt      US $   4,895    US $   4,895

    Hedged with cross-currency interest rate
     exchange agreements                        US $   4,475    US $   4,475

    Hedged exchange rate                              1.3229          1.3229

    Percent hedged                                   91.4%(1)          91.4%

    -------------------------------------------------------------------------

    Amount of long-term debt(2) at fixed rates:

    Total long-term debt                       Cdn $   7,723   Cdn $   7,658
    Total long-term debt at fixed rates        Cdn $   6,398   Cdn $   6,851
    Percent of long-term debt fixed                    82.8%           89.5%

    -------------------------------------------------------------------------

    Weighted average interest rate on
     long-term debt                                    7.83%           7.98%
    -------------------------------------------------------------------------
    (1) Pursuant to the requirements for hedge accounting under Canadian
        Institute of Chartered Accountants ("CICA") Handbook Section 3865,
        Hedges, on March 31, 2007, RCI accounted for 93.6% of its cross-
        currency interest rate exchange agreements as hedges against designated U.S. dollar-denominated debt. As a result, 85.6% of consolidated U.S. dollar-denominated debt is hedged for accounting purposes versus 91.4% on an economic basis.
    (2) Long-term debt includes the effect of the cross-currency interest rate exchange agreements.

    Outstanding Share Data

    Set out below is our outstanding share data as at March 31, 2007. For additional information, refer to Note 20 to our 2006 Annual Audited
Consolidated Financial Statements and Note 8 to the Unaudited Interim
Consolidated Financial Statements for the three months ended March 31, 2007.

    -------------------------------------------------------------------------
    Common Shares(1)
    -------------------------------------------------------------------------
    Class A Voting                                               112,467,614
    -------------------------------------------------------------------------
    Class B Non-Voting                                           525,195,979
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Options to Purchase Class B Non-Voting Shares
    -------------------------------------------------------------------------
    Outstanding Options                                           19,528,417
    -------------------------------------------------------------------------
    Outstanding Options Exercisable                               12,842,273
    -------------------------------------------------------------------------

    (1) Holders of our Class B Non-Voting shares are entitled to receive notice of and to attend meetings of our shareholders, but, except as required by law or as stipulated by stock exchanges, are not entitled to vote at such meetings. If an offer is made to purchase outstanding
        Class A Voting shares, there is no requirement under applicable law or RCI's constating documents that an offer be made for the outstanding Class B Non-Voting shares and there is no other protection available to shareholders under RCI's constating documents. If an offer is made to purchase both Class A Voting shares and Class B Non-Voting shares, the offer for the Class A Voting shares may be made on different terms than the offer to the holders of Class B Non-Voting shares.
    >>

    Dividends and Other Payments on Equity Securities

    On October 30, 2006, we declared a quarterly dividend of $0.04 per share on each of our outstanding Class B Non-Voting shares and Class A Voting shares, which was paid on January 2, 2007 to shareholders of record on
December 20, 2006.
    On February 15, 2007, we declared a quarterly dividend of $0.04 per share on each of our outstanding Class B Non-Voting shares and Class A Voting shares. This quarterly dividend totalling $25 million was paid on April 2,
2007 to shareholders of record on March 15, 2007.

    COMMITMENTS AND CONTRACTUAL OBLIGATIONS

    Our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements, capital lease obligations and operating lease arrangements, are summarized in our 2006
Annual MD&A, and are further discussed in Notes 15, 23 and 24 of our 2006
Annual Audited Consolidated Financial Statements. There are no significant changes to our material contractual obligations since December 31, 2006.

    GOVERNMENT REGULATION AND REGULATORY DEVELOPMENTS

    The significant government regulations which impact our operations are summarized in our 2006 Annual MD&A. The significant changes to those regulations since December 31, 2006, are as follows:

    Local Telephone Forbearance

    On April 4th, 2007, the Federal Cabinet overturned the CRTC's 2006 Local
Forbearance Decision. Effective April 4th, 2007, the CRTC rules on winback
(which prohibited the incumbent phone companies from contacting customers for three months after they chose an alternate telephone provider) and promotions

(which imposed competitive safeguards for temporary pricing changes) were removed. In addition, the incumbent phone companies will be able to apply for deregulation by simply showing that they compete with a wireline facilities-
based provider and a wireless facilities provider in a telephone exchange. As long as the competitive wireline facilities provider's service is available to
75% of the subscribers in an exchange and the incumbents meet quality of service tests (which were reduced by the Cabinet), the incumbents will be deregulated within 120 days of application to the CRTC.

    Diversity of Ownership

    In light of recent acquisition announcements in the Canadian broadcasting industry, the CRTC has launched a public proceeding in which it will review its approach to ownership consolidation and the availability of a diversity of voices in the broadcasting system. As part of its in-depth study, the CRTC will examine issues such as common ownership; concentration of ownership;
horizontal and vertical integration; the benefits policy; licence trafficking;
as well as the CRTC's relationship with the Competition Bureau. Written comments are to be provided by July 18, 2007, with a public hearing scheduled for Fall 2007. The CRTC's objective is to establish clearly articulated policy guidelines going forward. As a result, major transactions (and their stated
divestitures) that have already been announced will be examined within the context of the rules already in force when the transactions were announced.
Their consideration will not be delayed by the CRTC's diversity of voices hearing, and will instead be heard and processed in a timely manner.

    UPDATES TO RISKS AND UNCERTAINTIES

    Our significant risks and uncertainties are summarized in our 2006 Annual
MD&A. There were no significant changes to those risks and uncertainties since
December 31, 2006.

    KEY PERFORMANCE INDICATORS AND NON-GAAP MEASURES

    We measure the success of our strategies using a number of key performance indicators that are defined and discussed in our 2006 Annual MD&A.
These key performance indicators are not measurements under Canadian or U.S.
GAAP, but we believe they allow us to appropriately measure our performance against our operating strategy as well as against the results of our peers and competitors. They include:

    <<
    -   Revenue (primarily network revenue at Wireless) and average monthly revenue per subscriber ("ARPU"),
    -   Subscriber counts and subscriber churn,
    -   Operating expenses and average monthly operating expense per wireless subscriber,
    -   Sales and marketing costs (or cost of acquisition) per subscriber,
    -   Operating profit,
    -   Operating profit margin, and
    -   Additions to PP&E.
    >>

    See "Supplementary Information" section for calculations of the Non-GAAP measures.

    RELATED PARTY ARRANGEMENTS

    We have entered into certain transactions in the normal course of business with certain broadcasters in which we have an equity interest as detailed below:

    <<
    -------------------------------------------------------------------------

                                                Three months ended March 31,
                                               ------------------------------
    (In millions of dollars)                      2007      2006     % Chg
    -------------------------------------------------------------------------
    Fees paid to broadcasters accounted
     for by the equity method(1)                $      4  $      5     (20.0)

    -------------------------------------------------------------------------
    (1) Fees paid to a number of Canadian pay, specialty and digital specialty channels including Viewer's Choice Canada, TV Tropolis
        (formerly Prime), Outdoor Life Network, G4TechTV, and The Biography
        Channel. On June 12, 2006, we increased our ownership of Biography
        Canada and G4TechTV Canada to 100% and 66 2/3%, respectively.

    We have entered into certain transactions with companies, the partners or senior officers of which are or have been directors of our company and/or our subsidiary companies. During the three months ended March 31, 2007 and 2006, total amounts paid by us to these related parties are as follows:

    -------------------------------------------------------------------------
                                                Three months ended March 31,
                                               ------------------------------
    (In millions of dollars)                      2007      2006     % Chg
    -------------------------------------------------------------------------
    Legal services and commissions paid on
     premiums for insurance coverage            $      -  $      1         -

    -------------------------------------------------------------------------
    >>

    Fees charged to our controlling shareholder for the personal use of our corporate aircraft and for other administrative services are subject to formal agreement and are representative of market rates for the provision of similar services. For the three months ended March 31, 2007 and 2006, the net fees charged to our controlling shareholder for personal use of the aircraft and other administrative services were less than $0.5 million.

    CRITICAL ACCOUNTING POLICIES AND ESTIMATES

    In our 2006 Annual Audited Consolidated Financial Statements and Notes
thereto, as well as in our 2006 Annual MD&A, we have identified the accounting policies and estimates that are critical to the understanding of our business operations and our results of operations. For the three months ended March 31,
2007, there are no changes to the critical accounting policies and estimates of Wireless, Cable and Telecom and Media from those found in our 2006 Annual
MD&A.

    NEW ACCOUNTING STANDARDS

    Financial Instruments

    In 2005, the CICA issued Handbook Section 3855, Financial Instruments -
Recognition and Measurement, Handbook Section 1530, Comprehensive Income,
Handbook Section 3251, Equity, and Handbook Section 3865, Hedges. The new
standards are effective for our interim and annual financial statements commencing January 1, 2007.
    A new statement entitled "Unaudited Interim Consolidated Statement of
Comprehensive Income" was added to our financial statements and includes net income as well as other comprehensive income. Accumulated other comprehensive income forms part of shareholders' equity.
    Under these standards, all of our financial assets are classified as available-for-sale or loans and receivables. Available-for-sale investments are carried at fair value on the balance sheet, with changes in fair value recorded in other comprehensive income. Loans and receivables and all financial liabilities are carried at amortized cost using the effective interest method. Upon adoption, we determined that none of our financial assets are classified as held-for-trading or held-to-maturity and none of our financial liabilities are classified as held-for-trading. The impact of the classification provisions of the new standards on January 1, 2007 was an adjustment of $213 million to bring the carrying value of available-for-sale investments to fair value, with a corresponding increase in opening accumulated other comprehensive income of $211 million, net of income taxes of
$2 million. For the three months ended March 31, 2007, the impact of the classification provisions of the new standards was an increase in the carrying value of available-for-sale investments of $91 million, with a corresponding increase in other comprehensive income of $90 million, net of income taxes of
$1 million.
    All derivatives, including embedded derivatives that must be separately accounted for, are measured at fair value, with changes in fair value recorded in the statements of income unless they are effective cash flow hedging instruments. The changes in fair value of cash flow hedging derivatives are recorded in other comprehensive income, to the extent effective, until the variability of cash flows relating to the hedged asset or liability is recognized in the statements of income. Any hedge ineffectiveness is recognized in net income immediately. The impact of remeasuring hedging derivatives on the unaudited interim consolidated financial statements on
January 1, 2007 was an increase in derivative instruments of $561 million.
This also resulted in a decrease in opening accumulated other comprehensive income of $425 million, net of income taxes of $136 million, and an increase in opening deficit of $8 million, net of income taxes of $2 million, representing the ineffective portion of hedging relationships. The impact of remeasuring hedging derivatives on the unaudited interim consolidated financial statements for the three months ended March 31, 2007 was a decrease in other comprehensive income of $19 million, net of income taxes, and a decrease in net income of $1 million related to hedge ineffectiveness.
    In addition, $52 million representing the foreign exchange loss on the notional amounts of the hedging derivatives was reclassified out of other comprehensive income and recognized in the unaudited interim consolidated statement of income. This amount offsets the foreign exchange gain recognized in the unaudited interim consolidated statement of income related to the carrying value of the U.S. dollar denominated debt.
    As a result of the application of these standards, we have separated the early repayment option on one of our debt instruments and have recorded the fair value of $19 million related to this embedded derivative on the unaudited interim balance sheet on January 1, 2007, with a corresponding increase in retained earnings of $13 million, net of income taxes of $6 million. The change in the fair value of this embedded derivative for the three months ended March 31, 2007 was not significant.
    There are no significant non-financial derivatives that require separate fair value recognition on the unaudited interim consolidated balance sheet on the transition date and at March 31, 2007.
    In addition, the unamortized deferred transitional gain of $54 million was eliminated upon adoption, the impact of which was a decrease to opening deficit of $37 million, net of income taxes of approximately $17 million.
    Effective January 1, 2007, we record all transaction costs for financial assets and financial liabilities in income as incurred. We had previously deferred these costs and amortized them over the term of the related debt. The carrying value of transaction costs at December 31, 2006 of $39 million, net of income taxes of $20 million, was charged to opening deficit on transition on January 1, 2007.
    In 2006, the CICA issued Handbook Section 3862, Financial Instruments -
Disclosures, and Handbook Section 3863, Financial Instruments - Presentation.
These new standards will become effective for the Company beginning January 1,
2008. We are currently assessing the impact of these two new standards.

    SEASONALITY

    Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results, and thus one quarter's operating results are not necessarily indicative of a subsequent quarter's operating results.
    Each of Wireless, Cable and Telecom, and Media has unique seasonal aspects to their businesses. For specific discussions of the seasonal trends affecting the Wireless, Cable and Telecom, and Media operating units, please refer to our 2006 Annual MD&A.

    2007 GUIDANCE

    We currently have a generally positive bias towards achieving or exceeding the higher ends of certain of our 2007 financial and operating metric guidance ranges, although at this early point in the year we have no specific revisions to the 2007 annual financial and operating guidance ranges which we provided coincident with our fourth quarter 2006 results on
February 15, 2007. (See the section entitled "Caution Regarding Forward-
Looking Statements, Risks and Assumptions" below.)

    <<
    SUPPLEMENTARY INFORMATION
    Calculations of Wireless Non-GAAP Measures

    -------------------------------------------------------------------------
                                                          Three months ended
    (In millions of dollars, subscribers in thousands,          March 31,
     except ARPU figures and operating profit margin)      2007         2006
    -------------------------------------------------------------------------

    Postpaid ARPU (monthly)
      Postpaid (voice and data) revenue               $   1,104    $     907
      Divided by: Average postpaid wireless voice
       and data subscribers                             5,440.4      4,859.2
      Divided by: 3 months                                    3            3
                                                     ------------------------
                                                      $   67.64    $   62.20

    -------------------------------------------------------------------------

    Prepaid ARPU (monthly)
      Prepaid (voice and data) revenue                $      61    $      47
      Divided by: Average prepaid subscribers           1,377.2      1,328.6
      Divided by: 3 months                                    3            3
                                                     ------------------------
                                                      $   14.76    $   11.68

    -------------------------------------------------------------------------

    Cost of acquisition per gross addition
      Total sales and marketing expenses              $     140    $     128
      Equipment margin loss (acquisition related)            27           50
                                                     ------------------------
                                                      $     167    $     178
                                                     ------------------------
                                                     ------------------------
      Divided by: total gross wireless additions
       (postpaid, prepaid, and one-way messaging)         432.1        433.9
                                                     ------------------------
                                                      $     386    $     410

    -------------------------------------------------------------------------

    Operating expense per average subscriber (monthly)
      Operating, general and administrative expenses  $     369    $     324

      Equipment margin loss (retention related)              55           50
                                                     ------------------------
                                                      $     424    $     374
                                                     ------------------------
                                                     ------------------------
      Divided by: Average total wireless subscribers    6,951.3      6,349.5
      Divided by: 3 months                                    3            3
                                                     ------------------------
                                                      $   20.33    $   19.62

    -------------------------------------------------------------------------

    Equipment margin loss
      Equipment sales                                 $      62    $      48
      Cost of equipment sales                              (144)        (148)
                                                     ------------------------
                                                      $     (82)   $    (100)
                                                     ------------------------
                                                     ------------------------

      Acquisition related                             $     (27)   $     (50)
      Retention related                                     (55)         (50)
                                                     ------------------------
                                                      $     (82)   $    (100)
                                                     ------------------------
                                                     ------------------------

    -------------------------------------------------------------------------

    Operating Profit Margin
      Operating Profit                                $     578    $     405
      Divided by Network Revenue                          1,169          957
                                                     ------------------------
      Operating Profit Margin                             49.4%        42.3%

    -------------------------------------------------------------------------

    SUPPLEMENTARY INFORMATION
    Calculations of Cable and Telecom Non-GAAP Measures

    -------------------------------------------------------------------------
                                                          Three months ended
    (In millions of dollars, subscribers in thousands,          March 31,
     except ARPU figures and operating profit margin)      2007         2006
    -------------------------------------------------------------------------

    Core Cable ARPU
      Core Cable revenue                              $     373    $     342
      Divided by: Average basic cable subscribers       2,278.8      2,261.7
      Divided by: 3 months                                    3            3
                                                     ------------------------
                                                      $   54.56    $   50.47
    -------------------------------------------------------------------------

    Internet ARPU
      Internet revenue                                $     143    $     121
      Divided by: Average Internet (residential)
       subscribers                                      1,333.3      1,157.6
      Divided by: 3 months                                    3            3
                                                     ------------------------
                                                      $   35.75    $   34.77
    -------------------------------------------------------------------------

    Cable Operations:
      Operating Profit (before management fees)       $     231    $     201
      Divided by Revenue                                    620          543
                                                     ------------------------
    Cable and Internet Operating Profit Margin            37.3%        37.0%
    -------------------------------------------------------------------------

    Rogers Business Solutions:
      Operating (Loss) Profit
       (before management fees)                       $      (7)   $      13
      Divided by Revenue                                    145          149
                                                     ------------------------
    Rogers Business Solutions Operating Profit Margin     (4.8%)        8.7%
    -------------------------------------------------------------------------

    Rogers Retail Stores:
      Operating Profit(1)                             $       1    $       1
      Divided by Revenue                                     91           81
                                                     ------------------------
    Rogers Retail Stores Operating Profit Margin           1.1%         1.2%
    -------------------------------------------------------------------------
    (1) Rogers Retail operating profit in the three months ended March 31,
        2006 includes $5 million of costs related to the closure of 21 stores.

    SUPPLEMENTARY INFORMATION
    Rogers Communications Inc.

    Historical Quarterly Summary(1)

                           2007                       2006
    ----------------------------- -------------------------------------------
    (In millions of
     dollars, except
     per share amounts)     Q1         Q1         Q2         Q3         Q4
    ----------------------------- -------------------------------------------

    Income Statement
    Operating Revenue
      Wireless(3)      $   1,231  $   1,005  $   1,094  $   1,224  $   1,257
      Cable and Telecom      855        772        787        800        842
      Media                  266        240        334        319        317
      Corporate and
       eliminations          (54)       (33)       (36)       (38)       (46)
    ----------------------------- -------------------------------------------
                           2,298      1,984      2,179      2,305      2,370
    ----------------------------- -------------------------------------------
    ----------------------------- -------------------------------------------

    Operating profit(2)
      Wireless               578        405        486        561        517
      Cable and Telecom      224        212        233        214        231
      Media                   17         13         52         39         47
      Corporate              (21)       (36)       (27)       (29)       (43)
    ----------------------------- -------------------------------------------
                             798        594        744        785        752

    Depreciation and
     amortization            400        386        395        408        395
    ----------------------------- -------------------------------------------
    Operating income         398        208        349        377        357

    Interest on
     long-term debt         (149)      (161)      (155)      (153)      (151)
    Other income (expense)     7          1         17          6        (17)
    Income tax reduction
     (expense)               (86)       (35)        68        (76)       (13)
    ----------------------------- -------------------------------------------
    Net income (loss)
     for the period    $     170  $      13  $     279  $     154  $     176
    ----------------------------- -------------------------------------------
    ----------------------------- -------------------------------------------

    Net income (loss)
     per share(4):
       - basic         $    0.27  $    0.02  $    0.44  $    0.25  $    0.28
       - diluted       $    0.26  $    0.02  $    0.44  $    0.24  $    0.27

    Additions to
     property, plant
     and equipment(2)  $     394  $     340  $     403  $     415  $     554
    -------------------------------------------------------------------------

                                                   2005
    -------------------------------------------------------------------------
    (In millions of
     dollars, except
     per share amounts)                Q1         Q2         Q3         Q4
    -------------------------------------------------------------------------

    Income Statement
    Operating Revenue
      Wireless(3)                 $     851  $     933  $    1,026 $   1,050
      Cable and Telecom                 505        500         726       761
      Media                             219        293         285       300
      Corporate and
       eliminations                     (17)       (25)        (33)      (40)
    -------------------------------------------------------------------------
                                      1,558      1,701       2,004     2,071
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Operating profit(2)
      Wireless                          298        364         383       292
      Cable and Telecom                 181        172         195       217
      Media                              12         44          33        39
      Corporate                         (15)       (15)        (22)      (34)
    -------------------------------------------------------------------------
                                        476        565         589       514

    Depreciation and
     amortization                       344        362         379       404
    -------------------------------------------------------------------------
    Operating income                    132        203         210       110
    Interest on
     long-term debt                    (183)      (177)       (176)     (163)
    Other income (expense)                8         (3)         18       (22)
    Income tax reduction
     (expense)                           (3)        (4)         (3)        8
    -------------------------------------------------------------------------
    Net income (loss)
     for the period               $     (46) $      19  $       49  $    (67)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Net income (loss)
     per share(4):
       - basic                    $   (0.09) $    0.04  $     0.08  $  (0.11)
       - diluted                  $   (0.09) $    0.04  $     0.08  $  (0.11)

    Additions to
     property, plant
     and equipment(2)             $     260  $     345  $      319  $    431
    -------------------------------------------------------------------------
    (1) Certain prior year numbers have been reclassified to conform to the current year presentation as described in Note 1 to the Unaudited
        Interim Consolidated Financial Statements.
    (2) As defined. See the "Key Performance Indicators and Non-GAAP
        Measures" section.
    (3) Certain prior year amounts related to equipment sales and cost of equipment sales have been reclassified. Refer to the section entitled
        "Reclassification of Wireless Equipment Sales and Cost of Sales" in
        our 2006 Annual MD&A for further details.
    (4) Prior period per share amounts have been retroactively adjusted to reflect a two-for-one split of the Company's Class A Voting and Class
        B Non-voting shares on December 29, 2006.
    >>

    Unaudited Interim Consolidated Financial Statements of

    ROGERS COMMUNICATIONS INC.

    Three months ended March 31, 2007 and 2006

    ROGERS COMMUNICATIONS INC.
    Unaudited Interim Consolidated Statements of Income
    (In millions of dollars, except per share amounts)

    -------------------------------------------------------------------------
                                                          Three months ended
                                                                March 31,
                                                           2007         2006
    -------------------------------------------------------------------------
                                                                   (Restated
                                                                    - note 1)

    Operating revenue                                 $   2,298    $   1,984

    Operating expenses:
      Cost of sales                                         218          232
      Sales and marketing                                   305          272
      Operating, general and administrative                 976          875
      Integration and store closure expenses                  1           11
      Depreciation and amortization                         400          386
    -------------------------------------------------------------------------

    Operating income                                        398          208

    Interest on long-term debt                             (149)        (161)
    -------------------------------------------------------------------------
                                                            249           47

    Foreign exchange gain (loss)                             10           (4)
    Change in fair value of derivative instruments           (4)           3
    Other income                                              1            2
    -------------------------------------------------------------------------

    Income before income taxes                              256           48
    -------------------------------------------------------------------------

    Income tax expense:
      Current                                                 -            3
      Future                                                 86           32
      -----------------------------------------------------------------------
                                                             86           35

    -------------------------------------------------------------------------
    Net income for the period                         $     170    $      13
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Net income per share (note 5):
      Basic                                           $    0.27    $    0.02
      Diluted                                              0.26         0.02
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    See accompanying notes to unaudited interim consolidated financial statements.

    ROGERS COMMUNICATIONS INC.
    Unaudited Interim Consolidated Balance Sheets
    (In millions of dollars)

    -------------------------------------------------------------------------
                                                       March 31, December 31,
                                                           2007         2006
    -------------------------------------------------------------------------

    Assets

    Current assets:
      Accounts receivable                             $     945    $   1,077
      Other current assets                                  371          270
      Future income tax assets                              270          387
      -----------------------------------------------------------------------
                                                          1,586        1,734

    Property, plant and equipment                         6,815        6,732
    Goodwill (note 3)                                     2,797        2,779
    Intangible assets (notes 3 and 4)                     2,108        2,152
    Investments                                             444          139
    Deferred charges                                         60          118
    Future income tax assets                                444          299
    Other long-term assets                                  168          152
    -------------------------------------------------------------------------
                                                      $  14,422    $  14,105
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Liabilities and Shareholders' Equity

    Current liabilities:
      Bank advances, arising from outstanding
       cheques                                        $      77    $      19
      Accounts payable and accrued liabilities            1,382        1,792
      Current portion of long-term debt (note 6)            635          451
      Current portion of derivative instruments (note 1)     10            7

      Unearned revenue                                      250          227
      -----------------------------------------------------------------------
                                                          2,354        2,496

    Long-term debt (note 6)                               6,362        6,537
    Derivative instruments (note 1)                       1,288          769
    Other long-term liabilities                             139          103
    -------------------------------------------------------------------------
                                                         10,143        9,905

    Shareholders' equity (note 8)                         4,279        4,200
    -------------------------------------------------------------------------
                                                      $  14,422    $  14,105
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Contingencies (note 10)
    Subsequent events (notes 6 and 11)

    See accompanying notes to unaudited interim consolidated financial statements.

    ROGERS COMMUNICATIONS INC.
    Unaudited Interim Consolidated Statements of Retained Earnings (Deficit)
    (In millions of dollars)

    -------------------------------------------------------------------------
                                                          Three months ended
                                                                March 31,
                                                           2007         2006
    -------------------------------------------------------------------------
                                                                   (Restated
                                                                    - note 1)

    Deficit, beginning of period:
      As previously reported                          $     (33)   $    (606)
      Change in accounting policy related to
       financial instruments (note 1)                         3            -
      -----------------------------------------------------------------------
      As restated                                           (30)        (606)

    Net income for the period                               170           13

    Dividends on Class A Voting shares and Class B
     Non-Voting shares                                      (25)           -
    -------------------------------------------------------------------------
    Retained earnings (deficit), end of period        $     115    $    (593)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    See accompanying notes to unaudited interim consolidated financial statements.

    ROGERS COMMUNICATIONS INC.
    Unaudited Interim Consolidated Statement of Comprehensive Income
    (In millions of dollars)

    -------------------------------------------------------------------------
                                                                Three months
                                                                       ended

                                                                    March 31,
                                                                        2007
    -------------------------------------------------------------------------

    Comprehensive income (note 1):
      Net income for the period                                    $     170
      Other comprehensive income, net of income taxes:
        Change in fair value of derivative instruments                    33
        Increase in fair value of available-for-sale investments          90
      -----------------------------------------------------------------------
                                                                         123

    -------------------------------------------------------------------------
    Total comprehensive income                                     $     293
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    See accompanying notes to unaudited interim consolidated financial statements.

    ROGERS COMMUNICATIONS INC.
    Unaudited Interim Consolidated Statements of Cash Flows
    (In millions of dollars)

    -------------------------------------------------------------------------
                                                          Three months ended
                                                                March 31,
                                                           2007         2006
    -------------------------------------------------------------------------
                                                                   (Restated
                                                                    - note 1)
    Cash provided by (used in):

    Operating activities:
      Net income for the period                       $     170    $      13
      Adjustments to reconcile net income to
       cash flows from operating activities:
        Depreciation and amortization                       400          386
        Program rights and Rogers Retail rental
         depreciation                                        19           18
        Future income taxes                                  86           32
        Unrealized foreign exchange loss (gain)              (8)           1
        Change in fair value of derivative instruments        4           (3)
        Stock-based compensation expense                     15           13
        Amortization on fair value increment of
         long-term debt                                      (2)          (3)
        Other                                                (1)           3
      -----------------------------------------------------------------------
                                                            683          460
      Change in non-cash operating working capital items   (268)          87
      -----------------------------------------------------------------------
                                                            415          547
    -------------------------------------------------------------------------

    Financing activities:
      Issuance of long-term debt                            768        1,759
      Repayment of long-term debt                          (697)      (1,831)
      Issuance of capital stock on exercise of
       stock options                                         14           13
      Dividends paid on Class A Voting and Class B
       Non-Voting shares                                    (25)         (23)
      -----------------------------------------------------------------------

                                                             60          (82)
    -------------------------------------------------------------------------

    Investing activities:
      Additions to property, plant and equipment           (394)        (340)
      Change in non-cash working capital items
       related to property, plant and equipment             (88)         (49)
      Acquisitions                                          (43)           -
      Additions to program rights                           (14)          (8)
      Other                                                   6           (6)
      -----------------------------------------------------------------------
                                                           (533)        (403)
    -------------------------------------------------------------------------

    Increase (decrease) in cash and cash equivalents        (58)          62

    Cash deficiency, beginning of period                    (19)        (104)
    -------------------------------------------------------------------------
    Cash deficiency, end of period                    $     (77)   $     (42)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Supplemental cash flow information:
      Income taxes paid                               $       1    $       5
      Interest paid                                         127          133
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The change in non-cash operating working
     capital items is as follows:
      Decrease in accounts receivable                 $     147    $      82
      Increase (decrease) in accounts payable and
       accrued liabilities                                 (321)          15
      Increase in unearned revenue                           23           47
      Increase in other assets                             (117)         (57)
    -------------------------------------------------------------------------
                                                      $    (268)   $      87
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Cash and cash equivalents (deficiency) are defined as cash and short-term deposits which have an original maturity of less than 90 days, less bank advances.

    See accompanying notes to unaudited interim consolidated financial statements.

    ROGERS COMMUNICATIONS INC.
    Notes to Unaudited Interim Consolidated Financial Statements
    (Tabular amounts in millions of dollars, except per share amounts)

    Three months ended March 31, 2007 and 2006

    -------------------------------------------------------------------------

    1.  Basis of presentation and accounting policies:

        These unaudited interim consolidated financial statements include the accounts of Rogers Communications Inc. and its subsidiaries
        (collectively "Rogers" or the "Company"). The notes presented in these unaudited interim consolidated financial statements include only significant changes and transactions occurring since the

        Company's last year end, and are not fully inclusive of all disclosures required by Canadian generally accepted accounting principles for annual financial statements. They should be read in conjunction with the audited consolidated financial statements, including the notes thereto, for the year ended December 31, 2006
        (the "2006 financial statements"). The Company's operating results are subject to seasonal fluctuations that materially impact quarter-
        to-quarter operating results and, thus, one quarter's operating results are not necessarily indicative of a subsequent quarter's operating results.

        These unaudited interim consolidated financial statements follow the same accounting policies and methods of application as the 2006 financial statements except for the changes in segment reporting as described in note 2 and the adoption of new accounting policies described below.

        (a) Financial instruments:

            In 2005, The Canadian Institute of Chartered Accountants ("CICA")
            issued Handbook Section 3855, Financial Instruments - Recognition
            and Measurement, Handbook Section 1530, Comprehensive Income,
            Handbook Section 3251, Equity, and Handbook Section 3865, Hedges.
            The new standards are effective for the Company's interim and annual financial statements commencing January 1, 2007.

            A new statement entitled "Unaudited Interim Consolidated
            Statement of Comprehensive Income" was added to the Company's financial statements and includes net income as well as other comprehensive income. Accumulated other comprehensive income forms part of shareholders' equity.

            Under these standards, all of the Company's financial assets are classified as available-for-sale or loans and receivables.
            Available-for-sale investments are carried at fair value on the balance sheet, with changes in fair value recorded in other comprehensive income. Loans and receivables and all financial liabilities are carried at amortized cost using the effective interest method. Upon adoption, the Company determined that none of its financial assets are classified as held-for-trading or held-to-maturity and none of its financial liabilities are classified as held-for-trading. The impact of the classification provisions of the new standards on January 1, 2007 was an
            adjustment of $213 million to bring the carrying value of
            available-for-sale investments to fair value, with a
            corresponding increase in opening accumulated other comprehensive income of $211 million, net of income taxes of $2 million. For the three months ended March 31, 2007, the impact of the
            classification provisions of the new standards was an increase in the carrying value of available-for-sale investments of
            $91 million, with a corresponding increase in other comprehensive income of $90 million, net of income taxes of $1 million.

            All derivatives, including embedded derivatives that must be separately accounted for, are measured at fair value, with changes in fair value recorded in the statements of income unless they are effective cash flow hedging instruments. The changes in fair value of cash flow hedging derivatives are recorded in other comprehensive income, to the extent effective, until the
            variability of cash flows relating to the hedged asset or
            liability is recognized in the statements of income. Any hedge ineffectiveness is recognized in net income immediately. The impact of remeasuring hedging derivatives on the unaudited interim consolidated financial statements on January 1, 2007 was an increase in derivative instruments of $561 million. This also resulted in a decrease in opening accumulated other comprehensive income of $425 million, net of income taxes of $136 million, and an increase in opening deficit of $8 million, net of income taxes of $2 million, representing the ineffective portion of hedging relationships. The impact of remeasuring hedging derivatives on the unaudited interim consolidated financial statements for the three months ended March 31, 2007 was a decrease in other
            comprehensive income of $19 million, net of income taxes, and a decrease in net income of $1 million related to hedge
            ineffectiveness.

            In addition, $52 million representing the foreign exchange loss on the notional amounts of the hedging derivatives was
            reclassified out of other comprehensive income and recognized in the unaudited interim consolidated statement of income. This amount offsets the foreign exchange gain recognized in the unaudited interim consolidated statement of income related to the carrying value of the U.S. dollar denominated debt.

            As a result of the application of these standards, the Company has separated the early repayment option on one of the Company's debt instruments and has recorded the fair value of $19 million related to this embedded derivative on the unaudited interim balance sheet on January 1, 2007, with a corresponding increase in retained earnings of $13 million, net of income taxes of
            $6 million. The change in the fair value of this embedded
            derivative for the three months ended March 31, 2007 was not significant.

            There are no significant non-financial derivatives that require separate fair value recognition on the unaudited interim
            consolidated balance sheet on the transition date and at
            March 31, 2007.

            In addition, the unamortized deferred transitional gain of
            $54 million was eliminated upon adoption, the impact of which was a decrease to opening deficit of $37 million, net of income taxes of $17 million.

            Effective January 1, 2007, the Company records all transaction costs for financial assets and financial liabilities in income as incurred. The Company had previously deferred these costs and amortized them over the term of the related debt. The carrying value of transaction costs at December 31, 2006 of $39 million, net of income taxes of $20 million, was charged to opening deficit on transition on January 1, 2007.

            In 2006, the CICA issued Handbook Section 3862, Financial
            Instruments - Disclosures, and Handbook Section 3863, Financial
            Instruments - Presentation. These new standards will become effective for the Company beginning January 1, 2008. The Company is currently assessing the impact of these two new standards.

        (b) Restatement and reclassification of comparative figures:

            During 2006, the Company determined that certain transactions related to the sale of wireless equipment were historically recorded as cost of equipment sales rather than as a reduction of equipment revenue. The Company determined these transactions should be reflected as a reduction of equipment revenue and has reclassified prior year figures to reflect this accounting, resulting in a reduction of $47 million in both revenue and cost of sales in the three months ended March 31, 2006. As a result of this reclassification, there was no change to previously reported net income (loss), operating income, reported cash flows or the amounts recorded in the unaudited interim consolidated balance sheets.

            Applicable share and per share amounts have been retroactively adjusted to reflect a two-for-one split of the Company's Class A
            Voting and Class B Non-Voting shares in December 2006.

            Certain of the prior period's comparative figures have been reclassified to conform to the current period's presentation.

    2.  Segmented information:

        In late December 2006 and during the first quarter of 2007, certain real estate properties and related leases were transferred to Rogers
        Communications Inc. from its subsidiaries. This transfer of real estate is not anticipated to have a material impact on the future results of the operating segments.

        Effective January 2007, the Rogers Retail segment of the Company acquired the assets of approximately 170 Wireless retail locations.
        The combined operations continue to be in the Rogers Retail segment of the Company.

        In January 2007, the Company completed a previously announced internal reorganization whereby the Cable and Internet and Rogers
        Home Phone segments were combined into one segment known as Cable
        Operations. As a result, beginning with the results for the three months ended March 31, 2007, the Cable and Telecom operating segment is comprised of the following segments: Cable Operations, Rogers
        Business Solutions and Rogers Retail. Comparative figures have been reclassified to reflect this new segmented reporting.

        Beginning January 1, 2007, subsidiaries will no longer pay management fees to Rogers Communications Inc.

        All of the Company's reportable segments are substantially in Canada.
        Information by reportable segment is as follows:

    -------------------------------------------------------------------------
                                  Three months ended March 31, 2007
                      -------------------------------------------------------
                                                        Corporate
                                                        items and     Consol-
                                  Cable and                elimin-    idated
                        Wireless    Telecom      Media     ations     Totals
    -------------------------------------------------------------------------

    Operating revenue  $   1,231  $     855  $     266  $     (54) $   2,298

    Cost of sales            144         42         46        (14)       218
    Sales and marketing      140        125         54        (14)       305
    Operating, general
     and administrative      369        463        149         (5)       976
    Integration and
     store closure
     expenses                  -          1          -          -          1
    -------------------------------------------------------------------------
                             578        224         17        (21)       798

    Management fees
     (recovery)                -          -          -          -          -

    Depreciation and
     amortization            150        177         12         61        400
    -------------------------------------------------------------------------

    Operating income
     (loss)                  428         47          5        (82)       398

    Interest:
      Long-term debt
       and other            (101)       (47)        (3)         2       (149)
      Intercompany             -        (14)         -         14          -
      Foreign exchange
       gain (loss)             9          1          1         (1)        10
      Change in fair
       value of
       derivative
       instruments            (3)        (1)         -          -         (4)
      Other income
       (expense)              (1)        (1)         1          2          1
      Income tax
       reduction
       (expense)            (105)         2         (3)        20        (86)
    -------------------------------------------------------------------------
    Net income (loss)
     for the period    $     227  $     (13) $       1  $     (45) $     170
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Additions to
     property, plant
     and equipment     $     232  $     151  $       7  $       4  $     394
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
                                  Three months ended March 31, 2006
                      -------------------------------------------------------
                                                        Corporate
                                                        items and     Consol-
                                  Cable and                elimin-    idated
                        Wireless    Telecom      Media     ations     Totals
    -------------------------------------------------------------------------
                       (Restated
                        - note 1)

    Operating revenue  $   1,005  $     772  $     240  $     (33) $   1,984

    Cost of sales            148         38         46          -        232
    Sales and marketing      128         94         48          2        272
    Operating, general
     and administrative      321        420        133          1        875
    Integration and
     store closure
     expenses                  3          8          -          -         11
    -------------------------------------------------------------------------
                             405        212         13        (36)       594

    Management fees
     (recovery)                3         15          4        (22)         -

    Depreciation and
     amortization            146        160         12         68        386
    -------------------------------------------------------------------------

    Operating income
     (loss)                  256         37         (3)       (82)       208

    Interest:
      Long-term debt
       and other            (102)       (59)        (3)         3       (161)
      Intercompany            39         (8)         -        (31)         -
      Foreign exchange
       gain (loss)            (1)        (3)         -          -         (4)
      Change in fair
       value of
       derivative
       instruments             3          -          -          -          3
      Other income
       (expense)               -          -          -          2          2
      Income tax
       reduction
       (expense)             (50)        (1)        (2)        18        (35)
    -------------------------------------------------------------------------
    Net income (loss)
     for the period    $     145  $     (34) $      (8) $     (90) $      13
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Additions to
     property, plant
     and equipment     $     115  $     112  $       9  $     104  $     340
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

        In addition, Cable and Telecom consists of the following reportable segments:

    -------------------------------------------------------------------------
                                  Three months ended March 31, 2007
                      -------------------------------------------------------
                                                        Corporate
                                     Rogers             items and      Total
                           Cable   Business     Rogers     elimin- Cable and
                      Operations  Solutions     Retail     ations    Telecom
    -------------------------------------------------------------------------

    Operating revenue  $     620  $     145  $      91  $      (1) $     855

    Cost of sales              -          -         42          -         42
    Sales and marketing       61         21         43          -        125
    Operating, general
     and administrative      328        131          5         (1)       463
    Integration and
     store closure
     expenses                  -          -          -          1          1
    -------------------------------------------------------------------------
                       $     231  $      (7) $       1  $      (1) $     224
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Additions to
     property, plant,
     and equipment     $     125  $      23  $       3  $       -  $     151
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
                                  Three months ended March 31, 2006
                      -------------------------------------------------------
                                                        Corporate
                                     Rogers             items and      Total
                           Cable   Business     Rogers     elimin- Cable and
                      Operations  Solutions     Retail     ations    Telecom
    -------------------------------------------------------------------------

    Operating revenue  $     543  $     149  $      81  $      (1) $     772

    Cost of sales              -          -         38          -         38
    Sales and marketing       47         16         31          -         94
    Operating, general
     and administrative      295        120          6         (1)       420
    Integration and
     store closure
     expenses                  -          -          5          3          8
    -------------------------------------------------------------------------
                       $     201  $      13  $       1  $      (3) $     212
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Additions to
     property, plant,
     and equipment     $     103  $       8  $       1  $       -  $     112
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    3.  Business combinations:

        On January 1, 2007, the Company acquired five Alberta radio stations for cash consideration of $43 million including acquisition costs.
        The stations are located in Edmonton, Fort McMurray and Grande
        Prairie, Alberta. The acquisition was accounted for using the purchase method with $11 million allocated to broadcast licences acquired and $18 million allocated to goodwill. The purchase price allocation is preliminary pending finalization of valuations of the net identifiable assets acquired.

    4.  Investment in joint ventures:

        On March 26, 2007, the Company contributed its 2.3 GHz and 3.5 GHz spectrum licences with a carrying value of $11 million to a 50% owned joint venture for non-cash consideration of $58 million. Accordingly, the carrying value of spectrum licences has been reduced by
        $5 million. A deferred gain of $24 million, being the portion of the excess of fair value over carrying value related to the other non-
        related venturer's interest in the spectrum licenses contributed by the Company, was recorded on contribution of these spectrum licences.
        This deferred gain is recorded in other long-term liabilities and will be amortized to income on a basis consistent with the period over which revenue is expected to be earned from the spectrum licences. In addition to a cash contribution of $8 million, the other venturer also contributed its 2.3 GHz and 3.5 GHz spectrum licences valued at $50 million to the joint venture. The Company recorded an increase in spectrum licences and cash of $25 million and $4 million, respectively, related to its proportionate share of the contribution by the other venturer.

    5.  Net income per share:

        ---------------------------------------------------------------------
                                                          Three months ended

                                                                March 31,
                                                           2007         2006
        ---------------------------------------------------------------------

        Numerator:
          Net income for the period, basic and
           diluted                                    $     170    $      13
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        Denominator (in millions):
          Weighted average number of shares
           outstanding - basic                              637          629
          Effect of dilutive securities:
            Employee stock options                           11           12
        ---------------------------------------------------------------------

        Weighted average number of shares
         outstanding - diluted                              648          641
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        Net income per share:
          Basic                                       $    0.27    $    0.02
          Diluted                                          0.26         0.02
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        There are 1.8 million options that are anti-dilutive and, therefore, excluded from the calculation of diluted net income per share for the three months ended March 31, 2007 (2006 - nil).

    6.  Long-term debt:

    -------------------------------------------------------------------------
                              Due  Principal  Interest   March 31,  December
                             date     amount      rate       2007   31, 2006
    -------------------------------------------------------------------------

    Wireless:
      Bank credit facility                    Floating  $     385  $       -
      Floating Rate Senior
       Secured Notes         2010  $U.S. 550  Floating        634        641
      Senior Secured Notes   2011   U.S. 490    9.625%        565        571
      Senior Secured Notes   2011        460    7.625%        460        460
      Senior Secured Notes   2012   U.S. 470     7.25%        542        548
      Senior Secured Notes   2014   U.S. 750    6.375%        865        874
      Senior Secured Notes   2015   U.S. 550     7.50%        634        641
      Senior Secured
       Debentures            2016   U.S. 155     9.75%        179        181
      Senior Subordinated
       Notes                 2012   U.S. 400     8.00%        461        466
      Fair value increment
       arising from purchase
       accounting                                              34         36
      -----------------------------------------------------------------------
                                                            4,759      4,418
    -------------------------------------------------------------------------

    Cable:
      Senior Secured Second
       Priority Notes        2007        450     7.60%          -        450
      Senior Secured Second
       Priority Notes        2011        175     7.25%        175        175

      Senior Secured Second
       Priority Notes        2012   U.S. 350    7.875%        404        408
      Senior Secured Second
       Priority Notes        2013   U.S. 350     6.25%        404        408
      Senior Secured Second
       Priority Notes        2014   U.S. 350     5.50%        404        408
      Senior Secured Second
       Priority Notes        2015   U.S. 280     6.75%        322        326
      Senior Secured Second
       Priority Debentures   2032   U.S. 200     8.75%        230        233
      -----------------------------------------------------------------------
                                                            1,939      2,408
    -------------------------------------------------------------------------

    Media:
      Bank credit facility                    Floating        297        160
    -------------------------------------------------------------------------

    Capital leases and other                   Various          2          2
    -------------------------------------------------------------------------
                                                            6,997      6,988

    Less current portion                                      635        451
    -------------------------------------------------------------------------
                                                        $   6,362  $   6,537
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

        On February 6, 2007, the Company repaid at maturity, the aggregate principal amount outstanding of Cable's $450 million 7.60% Senior
        Secured Second Priority Notes.

        On April 3, 2007, the Company announced that it issued a notice to redeem, on May 3, 2007, all of the Wireless U.S. $550 million principal amount of Floating Rate Senior Secured Notes due 2010 at the stipulated redemption price of 102% plus accrued interest to the date of redemption. As a result, these Floating Rate Senior Secured
        Notes are classified within the current portion of long-term debt as at March 31, 2007.

    7.  Pensions:

        During the three months ended March 31, 2007, the Company recorded pension expense in the amount of $6 million (2006 - $9 million). In addition, the expense related to unfunded supplemental executive retirement plans for the three months ended March 31, 2007 was
        $1 million (2006 - $1 million).
    8.  Shareholders' equity:

        ---------------------------------------------------------------------
                                      Class A Voting      Class B Non-Voting
                                          shares                shares
                                      --------------      ------------------
                                                Number                Number
                                     Amount  of shares     Amount  of shares
        ---------------------------------------------------------------------
                                                 (000s)               (000s)

        Balances, beginning
         of period:
          As previously reported  $      72    112,468  $     425    523,232
          Change in accounting
           policy related to

           financial instruments
           (note 1)                       -          -          -          -
          -------------------------------------------------------------------
          As restated                    72    112,468        425    523,232

        Net income for the period         -          -          -          -
        Shares issued on exercise
         of stock options                 -          -         18      1,964
        Stock-based compensation          -          -          -          -
        Dividends declared                -          -          -          -
        Other comprehensive income        -          -          -          -
        ---------------------------------------------------------------------
        Balances, end of period   $      72    112,468  $     443    525,196
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        ---------------------------------------------------------------------
                                                           Accumu-
                                                            lated
                                                            other
                                                           compre-     Total
                                              Retained    hensive      share-
                                Contributed   earnings     income    holders'
                                    surplus   (deficit)     (loss)    equity
        ---------------------------------------------------------------------

        Balances, beginning
         of period:
          As previously reported  $   3,736  $     (33) $       -  $   4,200
          Change in accounting
           policy related to
           financial instruments
           (note 1)                       -          3       (214)      (211)
          -------------------------------------------------------------------
          As restated                 3,736        (30)      (214)     3,989

        Net income for the period         -        170          -        170
        Shares issued on exercise
         of stock options                (4)         -          -         14
        Stock-based compensation          8          -          -          8
        Dividends declared                -        (25)         -        (25)
        Other comprehensive income        -          -        123        123
        ---------------------------------------------------------------------
        Balances, end of period   $   3,740  $     115  $     (91) $   4,279
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        During the three months ended March 31, 2007, the Company recorded stock-based compensation expense of $15 million (2006 - $13 million)
        related to stock option grants to employees; an amendment to the option plans in the first quarter of 2006; performance option grants to certain key employees; restricted share unit grants to employees;
        and director share unit grants to directors.

        During the three months ended March 31, 2007, the Company granted
        1,795,798 (2006 - 1,982,620) stock options to employees, including stock options and performance options.

        The weighted average estimated fair value at the date of the grant for stock options granted during the three months ended March 31,
        2007 was $13.62 (2006 - $10.55) per share.

        The weighted average exercise price of stock options granted during the three months ended March 31, 2007 was $38.86 (2006 - $22.61) per share.

        The fair values of options granted or amended during the three months ended March 31, 2007 and 2006 were based on the following
        assumptions:

        ---------------------------------------------------------------------
                                                Three months ended March 31,
                                                2007                    2006
        ---------------------------------------------------------------------

        Risk-free interest rate         3.92 - 4.00%            4.05 - 4.11%
        Dividend yield                  0.42 - 0.43%                   0.33%
        Volatility factor of the
         future expected market
         prices of Class B
         Non-Voting shares           34.47% - 36.55%         37.49% - 42.30%
        Weighted average
         expected life of
         the options           4.7 years - 6.0 years   4.9 years - 5.6 years
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        During the three months ended March 31, 2007, 204,220 restricted share units were issued to employees of the Company (2006 - 393,164).
        As at March 31, 2007, 1,241,888 (December 31, 2006 - 1,037,668)
        restricted share units were outstanding. These restricted share units vest at the end of three years from the grant date.

        All prior period numbers of options, restricted share units and directors' deferred share units as well as exercise prices and fair values per individual award have been retroactively adjusted to reflect the two-for-one stock split in December 2006.

    9.  Related party transactions:

        During the three months ended March 31, 2007 and 2006, the Company entered into certain transactions in the normal course of business with certain broadcasters in which the Company has an equity interest as follows:

        ---------------------------------------------------------------------
                                                          Three months ended
                                                                March 31,
                                                           2007         2006
        ---------------------------------------------------------------------

        Fees paid to broadcasters accounted for
         by the equity method                         $       4    $       5
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        The fees above were paid to a number of Canadian pay, specialty and digital specialty channels including Viewer's Choice Canada, Prime,
        Outdoor Life Network, G4TechTV and Biography Channel. On June 12,
        2006, the Company increased its ownership in Biography Canada and
        G4TechTV Canada to 100% and 66-2/3%, respectively.

        The Company has entered into certain transactions with companies, the partners or senior officers of which are or have been directors of the Company and/or its subsidiary companies. During the three months ended March 31, 2007 and 2006, total amounts paid by the Company to these related parties are as follows:

        ---------------------------------------------------------------------
                                                          Three months ended
                                                                March 31,
                                                           2007         2006
        ---------------------------------------------------------------------

        Legal services and commissions paid on
         premiums for insurance coverage              $       -    $       1
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        Fees charged to the Company's controlling shareholder for the personal use of corporate aircraft and for other administrative services are subject to a formal agreement and are representative of market rates for the provision of similar services. For the three months ended March 31, 2007 and 2006, the net fees charged to the
        Company's controlling shareholder for personal use of the aircraft and other administrative services were less than $0.5 million.

    10. Contingencies:

        On August 9, 2004, a proceeding under the Class Actions Act
        (Saskatchewan) was brought against providers of wireless
        communications in Canada, including the Company. The proceeding involves allegations by wireless customers of breach of contract, misrepresentation, false advertising and unjust enrichment arising out of the charging of system access fees. The plaintiffs are seeking unquantified damages from the defendant wireless communications service providers. In July 2006, the Saskatchewan court denied the plaintiffs' application to have the proceeding certified as a class action. However, the court granted leave to the plaintiffs to renew their applications in order to address the requirements of the
        Saskatchewan class proceedings legislation. Similar proceedings have also been brought against the Company and other providers of wireless communications in most of Canada. The Company has not recorded a liability for this contingency since the likelihood and amount of any potential loss cannot be reasonably estimated.

        In 2000, the Company received a $241 million payment (the
        "Termination Payment") from Le Group Videotron Ltee ("Videotron") in respect of the termination of a merger agreement between the Company and Videotron. The Canada Revenue Agency ("CRA") disagreed with the
        Company's tax filing position in respect of the Termination Payment and in May 2006, issued a Notice of Reassessment which would result in additional income tax and related interest of approximately
        $62 million. The Company and the CRA signed a settlement agreement later in 2006 with respect to this matter. Under the terms of the settlement agreement, the income tax losses carried forward by the
        Company were to be reduced by $67 million. Accordingly, a future income tax charge of $25 million was recorded in 2006. In April 2007, a dispute arose with the CRA regarding the implementation of the settlement agreement. The Company is currently in discussions with the CRA regarding this matter and no adjustments to the previously recorded amounts have been reflected in the unaudited interim consolidated financial statements as at March 31, 2007.

    11. Subsequent event:

        On April 9, 2007, the Company announced its plans to acquire certain Canadian conventional and specialty television services from CTVglobemedia Inc. ("CTVgm") for cash consideration of
        $138 million. This acquisition is subject to Canadian Radio-

        television and Telecommunications Commission ("CRTC") and
        Competitive Bureau approval. The agreement is also subject to
        CRTC approval of CTVgm's acquisition of CHUM Limited, which included a commitment to divest these assets.

    >>

    Caution Regarding Forward-Looking Statements, Risks and Assumptions

    This MD&A includes forward-looking statements and assumptions concerning the future performance of our business, its operations and its financial performance and condition. These forward-looking statements include, but are not limited to, statements with respect to our objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions. Statements containing expressions such as "could", "expect", "may", "anticipate",
"assume", "believe", "intend", "esti mate", "plan", "guidance", and similar expressions generally constitute forward-looking statements. These forward-
looking statements also include, but are not limited to, guidance relating to revenue, operating profit and property, plant and equipment expenditures, expected growth in subscribers, the deployment of new services, integration costs, and all other statements that are not historical facts. Such forward-
looking statements are based on current expectations and various factors and assumptions applied which we believe to be reasonable at the time, including but not limited to general economic and industry growth rates, currency exchange rates, product and service pricing levels and competitive intensity, subscriber growth and usage rates, technology deployment, content and equipment costs, the integration of acquisitions, and industry structure and stability.
    Except as otherwise indicated, this MD&A does not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or may occur after the date of the financial information contained herein.
    We caution that all forward-looking information is inherently uncertain and that actual results may differ materially from the assumptions, estimates or expectations reflected in the forward-looking information. A number of risk factors could cause actual results to differ materially from those in the forward-looking statements, including but not limited to economic conditions, technological change, the integration of acquisitions, the failure to achieve anticipated results from synergy initiatives, unanticipated changes in content or equipment costs, changing conditions in the entertainment, information and communications industries, regulatory changes, changes in law, litigation, tax matters, employee relations, pension issues and the level of competitive intensity amongst major competitors, many of which are beyond our control.
Therefore, should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering any such forward-looking information herein and to not place undue reliance on such statements and assumptions. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any forward-looking statements or assumptions whether as a result of new information, future events or otherwise, except as required by law.
    Before making any investment decisions and for a detailed discussion of the risks, uncertainties and environment associated with our business, fully review the section of this MD&A entitled "Updates to Risks and Uncertainties"
in this Interim Quarterly MD&A, and also the sections entitled "Risks and
Uncertainties Affecting our Businesses" and "Government Regulation and
Regulatory Developments" in our 2006 Annual MD&A.

    Additional Information

    Additional information relating to us, including our Annual Information

Form, and discussions of our most recent quarterly results, may be found on
SEDAR at www.sedar.com or on EDGAR at www.sec.gov. Separate annual and quarterly financial results for Wireless and Cable and Telecom are also filed and are available on SEDAR and EDGAR.

    About the Company

    We are a diversified public Canadian communications and media company. We are engaged in wireless voice and data communications services through
Wireless, Canada's largest wireless provider and the operator of the country's only Global System for Mobile Communications ("GSM") based network. Through
Cable and Telecom we are one of Canada's largest providers of cable television, cable telephony and high-speed Internet access, and are also a national, full-service, facilities-based telecommunications alternative to the traditional telephone companies. Through Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment. We are publicly traded on the Toronto Stock Exchange
("TSX") (RCI.A and RCI.B), and on the New York Stock Exchange ("NYSE") (RG).

    For further information about the Rogers group of companies, please visit
www.rogers.com. Separate annual and quarterly financial results for Rogers
Wireless Inc. and Rogers Cable Inc. are also filed and are available on SEDAR and EDGAR.

    Quarterly Investment Community Conference Call

    As previously announced by press release, a live Webcast of our quarterly results conference call with the investment community will be broadcast via the Internet at www.rogers.com/webcast beginning at 5:00 p.m. ET today, May 1,
2007. A rebroadcast of this call will be available on the Webcast Archive page of the Investor Relations section of www.rogers.com for a period of at least two weeks following the conference call.

    %SEDAR: 00003765E          %CIK: 0000733099

    /For further information: Investment Community Contacts: Bruce M. Mann,
(416) 935-3532, bruce.mann(at)rci.rogers.com; Dan Coombes, (416) 935-3550,
dan.coombes(at)rci.rogers.com; Media Contacts: Corporate and Media - Jan
Innes, (416) 935-3525, jan.innes(at)rci.rogers.com; Wireless, Cable and
Telecom - Taanta Gupta, (416) 935-4727, taanta.gupta(at)rci.rogers.com/
    (RCI.A. RCI.B. RG)

CO:  Rogers Communications Inc.; ROGERS WIRELESS INC.; ROGERS CABLE INC.

CNW 16:23e 01-MAY-07